UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 9 May, 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

The Press Release issued on 9 May, 2018

Media conference call 31 January 2018 at 11:00 am CET +31 (0)20 531 5871 (NL) +44 203 365 3210 (UK) Live audio webc ast at www.ing.com Investor conference call 31 January 2018 at 9:00 am CET +31 (0)20 531 5821 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webc ast at www.ing.com Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Press release Corporate Communications Amsterdam, 31 January 2018 ING posts 2017 net result of EUR 4,905 million; 4Q17 net result of EUR 1,015 million ING records continued commercial growth and further progress on Think Forward strategic priorities • ING grew retail customer base in 4Q17 by 500,000 to 37.4 million, and primary relationships reached 10.8 million • Net core lending in 4Q17 increased by EUR 6.8 billion; net customer deposit inflow amounted to EUR 2.7 billion ING 4Q17 underlying pre - tax result of EUR 1,560 million; FY2017 underlying pre - tax result 2.4% up on 2016 • Solid result reflects business growth at resilient margins, growth in commission income and low risk costs • ING’s full - year underlying ROE at 10.2%; fully loaded CET1 ratio improved to 14.7%; FY2017 dividend of EUR 0.67 per share CEO statement “Our commitment to our customers and progress in accelerating our Think Forward strategy are evident in the good results and continued customer growth we posted for both the fourth quarter and full year 2017,” said Ralph Hamers, CEO of ING. “Our global customer base grew to 37.4 million over the year, including a 900,000 increase in the number of primary customers to 10.8 million. Our most recent net promoter scores among customers rank us first in 9 of our 13 retail markets, an achievement I am quite proud of.” “We continue to improve the experience of our customers through both our own innovations as well as through strategic partnerships. In the Netherlands, a new digital tool for small business customers links receipts and bills directly to transactions, giving customers one platform for their administration and banking. And just this week, we agreed to acquire a 75% stake in leading payments service provider Payvision, a partnership we think will strongly benefit our customers.” “Innovation is changing banking at lightning speed. One such change is blockchain, which has the potential to profoundly alter financial services by making banking better, safer, simpler, faster and cheaper for clients. Blockchain is a priority for us as we build the bank of the future, and our team had a couple of major achievements recently. These include creating blockchain code that’s nearly 10 times more e ﬃ cient in ensuring privacy, and using blockchain to create digital platforms for agricultural and energy commodity trades, the latter through a venture with other partners. These are milestones, and the collaboration required to achieve them symbolises the very spirit of cooperation inherent to blockchain’s success.” “We strive to make a positive impact on the world through our financing and took important steps in the fourth quarter to contribute to a low - carbon and self - reliant society, which is the focus of our sustainability activities. For example, we announced that we will accelerate the reduction of our exposure to coal power generation to close to zero by 2025. This is part of our e ﬀ ort to support the energy transition that’s needed to combat climate change.” “Wholesale Banking is an important contributor to the success of our Think Forward strategy. In November we announced that the Wholesale Banking business will be aligned even more around the needs and expectations of our clients, including initiatives to move to a stronger sector organisation and strengthen our international network. This will help us become a more e ﬃ cient, client - focused business that o ﬀ ers a consistent experience across borders.” “Overall, there was strong commercial growth over 2017, with EUR 26.9 billion of net core lending growth at resilient margins and a EUR 19.0 billion net increase in customer deposits. ING’s full - year underlying pre - tax result rose 2.4% to EUR 7,199 million, and the full - year underlying return on equity was 10.2%. Operating expenses rose in the fourth quarter as we stepped up our digital investments. We remain committed to the targets we communicated when we announced the acceleration of the Think Forward Strategy in October 2016. We are pleased to propose a full - year 2017 cash dividend of EUR 0.67 per share, comprising the August 2017 interim dividend of EUR 0.24 and a final dividend of EUR 0.43 per share.” “I’m proud of the steps we took in 2017 to prepare ING for the future while executing on our Customer Promise. The continued growth of new customers coming to ING shows that we are living up to this promise and empowering customers to stay a step ahead in life and in business.”

2 ING Press Release 4Q2017 Highligh t s Table of contents Share Information Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Geographical Split Consolidated Balance Sheet Risk & Capital Management Economic Environment Appendix 2 3 4 9 13 16 17 19 21 25 26 Market capitalisation (in EUR billion) 75 50 52 55 59 61 60 25 0 31 Dec. 2016 31 Mar. 2017 30 Jun. 2017 30 Sep. 31 Dec. 2017 2017 American Depositary Receipts (ADRs) For questions related to the ING ADR program, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Broker/Institutional Investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts 4 New York Plaza, Floor 12 New York, NY 10004 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL1) ADR Shareholders can contact J.P. Morgan Transfer Agent Service Center: J.P. Morgan Chase Bank, N.A. P.O. Box 64504 St. Paul, MN 55164 - 0504 In the US: +1 800 990 1135 Outside the US: +1 651 453 2128 Email: jpmorgan.adr@wellsfargo.com Euronext Amsterdam INGA NA, INGA.AS NL0011821202, BZ57390 and Brussels New York Stock Exchange ING US, ING.N US4568371037, 2452643 Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Relative share price performance 1 January 2016 to 31 December 2017 140 120 100 80 60 1 Jan. 2016 1 Apr. 2016 1 Jul. 2016 1 Oct. 2016 1 Jan. 2017 1 Apr. 2017 1 Jul. 2017 1 Oct. 2017 31 Dec. 2017 ING Stoxx Europe 600 Banks Euro Stoxx Banks Euro Stoxx 50 Share Information Share information Financial calendar Publication 2017 ING Group Annual Report: 2018 Annual General Meeting: Ex - date for final dividend 2017 (Euronext Amsterdam)*: Record date for final dividend 2017 entitlement (NYSE)*: Record date for final dividend 2017 entitlement (Euronext Amsterdam)*: Payment date final dividend 2017 (Euronext Amsterdam)*: Publication results 1Q2018: Payment date final dividend 2017 (NYSE)*: Publication results 2Q2018: Ex - date for interim dividend 2018 (Euronext Amsterdam)*: Record date for interim dividend 2018 entitlement (Euronext Amsterdam)*: Record date for interim dividend 2018 entitlement (NYSE)*: Payment date interim dividend 2018 (Euronext Amsterdam)*: Payment date interim dividend 2018 (NYSE)*: Publication results 3Q2018: * only if any dividend is paid Thursday, 8 March 2018 Monday, 23 April 2018 Wednesday, 25 April 2018 Thursday, 26 April 2018 Thursday, 26 April 2018 Thursday, 3 May 2018 Wednesday, 9 May 2018 Friday, 11 May 2018 Thursday, 2 August 2018 Monday, 6 August 2018 Tuesday, 7 August 2018 Monday, 13 August 2018 Tuesday, 14 August 2018 Tuesday, 21 August 2018 Thursday, 1 November 2018 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Shares (in millions, end of period) Total number of shares 3,878.5 3,883.3 3,885.3 3,885.6 3,885.8 - Treasury shares 0.7 0.9 0.6 0.6 0.9 - Shares outstanding 3,877.8 3,882.4 3,884.7 3,885.0 3,884.9 Average number of shares 3,877.6 3,878.6 3,884.0 3,884.5 3,884.6 Share price (in euros) End of period 13.37 14.17 15.10 15.60 15.33 High 13.72 14.62 15.75 15.90 15.98 Low 10.88 12.93 13.65 14.59 15.00 Net result per share (in euros) 0.19 0.29 0.35 0.35 0.26 Shareholders' equity per share 12.84 13.07 12.79 12.81 12.97 (end of period in euros) Dividend per share (in euros) 0.42 n.a. 0.24 n.a. 0.43 Price/earnings ratio 1) 11.1 12.1 12.7 13.0 12.1 P 1) rFicoeu/rb - oqoukarrtaetriorolling average 1.04 1.08 1.18 1.22 1.18

ING Press Release 4Q2017 3 Highlights ING retained good commercial momentum in the fourth quarter and full year 2017. At the end of 2017, we had a total of 37.4 million customers and our most recent net promoter score puts us at number one in customer satisfaction in 9 of our 13 retail markets. Here are some highlights that show how we are empowering customers to stay a step ahead in life and in business. Innovation Our innovations span all our businesses as we aim to create a di ﬀ erentiating experience for all customers. ING in Australia took steps to help customers save money. Our research shows that more than half of adults there don’t think twice about losing loose coins, even when it costs them a collective AUD 38.85 million a month. Now, ING’s digital money jar ‘Everyday Round Up’ allows customers to round up every eligible card purchase to the nearest one or five dollars and puts the di ﬀ erence straight into their savings account. The feature hit 40,000 activations within the first two weeks. In the Netherlands, we added a ‘digital shoebox’ to our mobile banking app for small business customers. Now, they can use their phone’s camera to scan receipts and bills, then link them directly to transactions. This allows customers to track their income, expenses and tax payable in real time and gives them one platform for their administration and banking – making their lives easier and freeing up time to spend on running their business. And in Wholesale Banking, we created a tool to harness the power of artificial intelligence. Called Katana, it uses data visualisation and predictive analytics to help bond traders decide what price to quote when buying from and selling to clients, enabling them to make faster and sharper pricing decisions. Blockchain Blockchain has the potential to profoundly alter financial services and is a priority for us as we build the bank of the future. Our blockchain team has achieved a couple of major milestones. We helped overcome one of the biggest obstacles to using blockchain in financial services by creating a code, known as a ’zero - knowledge range proof’ (ZKRP), that’s 10 times more e ﬃ cient in keeping information on a ledger private. ZKRP demonstrates the truth of a specific statement without revealing any additional information. For example, a mortgage applicant could prove that their salary sits within a certain range, without revealing the exact figure. In November, we teamed up with other banks and some of the largest energy and trading houses to form a venture to modernise and transform energy commodities trading. The venture will create a real - time blockchain - based digital platform to manage physical energy transactions from trade entry to final settlement. In doing so, it digitalises the process and allows the sector to move away from traditional paper contracts and operations documentation. In January we upgraded our Easy Trading Connect blockchain platform and conducted the first agricultural commodities trade – a milestone in a sector with complex and rigorous documentation chains. Featuring no paper contracts, certificates or manual checks, the time spent on processing documents and data has been reduced fivefold. Besides speed, there are significant improvements for all in the chain, including reduced fraud risk, lower costs, increased safety and the ability to monitor the trade’s progress in real time. Sustainability We continue to strive to make a positive impact on the world with our financing and have sharpened our sustainability direction to focus on contributing to a low - carbon and self - reliant society. In the fourth quarter we announced we’ll accelerate the reduction of our exposure to coal power generation to close to zero by 2025, an important step in our e ﬀ orts to support the energy transition needed to combat climate change. We also recently launched Sustainable Investments, committing EUR 100 million in capital to support sustainable ‘scale - ups’ with a proven concept and positive environmental impact - companies that don’t yet fulfil all the criteria for an all - in senior financing solution. Wholesale Banking again played key roles in sustainable projects. We acted as joint bookrunner in the EUR 600 million green bond for Toyota Motor Credit Corp, with proceeds being used to finance new retail loans and lease contracts for Toyota and Lexus low - carbon vehicles. We also supported the first floating solar park in the Netherlands and the largest in Europe (excluding the UK) with nearly EUR 1.7 million of financing. This grassroots community - based project will start producing energy for 600 homes this year. As this technology spreads, other ING clients will benefit from our experience in structuring the deal. ING remains ranked as ‘leader’ in the Banks industry group by Sustainalytics, the global provider of environmental, social and governance (ESG) research and ratings. With a score of 85, only one point lower than last year, we were ranked seventh out of nearly 350 companies and first in our market capitalisation peer group. Basel 'IV' There was an agreement made on Basel ‘IV’ in December, after continued delays impacted strategic planning and business decisions for many banks. ING believes it is good that there is now more clarity. With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. We will meet the final requirements and continue executing our strategy for our clients and delivering growth at good returns. See page 24 for more details.

Consolidated Results

Consolidated results	4Q2017	4Q2016	Change	3Q2017	Change	FY2017	FY2016	Change
Profit or loss (in EUR million)								
Net interest income	3,512	3,341	5.1%	3,490	0.6%	13,714	13,241	3.6%
Net commission income	674	611	10.3%	643	4.8%	2,714	2,433	11.5%
Investment income	20	39	-48.7%	82	-75.6%	194	422	-54.0%
Other income	162	470	-65.5%	193	-16.1%	1,083	1,363	-20.5%
Total underlying income	**4,368**	**4,461**	**-2.1%**	**4,408**	**-0.9%**	**17,704**	**17,458**	**1.4%**
Staff expenses	1,336	1,264	5.7%	1,286	3.9%	5,202	5,039	3.2%
Regulatory costs[1]	264	209	26.3%	94	180.9%	901	845	6.6%
Other expenses	1,018	895	13.7%	909	12.0%	3,726	3,572	4.3%
Underlying operating expenses	**2,618**	**2,369**	**10.5%**	**2,289**	**14.4%**	**9,829**	**9,456**	**3.9%**
Gross result	**1,751**	**2,093**	**-16.3%**	**2,119**	**-17.4%**	**7,875**	**8,002**	**-1.6%**
Addition to loan loss provisions[2]	190	138	37.7%	124	53.2%	676	974	-30.6%
Underlying result before tax	**1,560**	**1,955**	**-20.2%**	**1,995**	**-21.8%**	**7,199**	**7,028**	**2.4%**
Taxation	543	557	-2.5%	595	-8.7%	2,160	1,977	9.3%
Non-controlling interests	17	17	0.0%	21	-19.0%	82	75	9.3%
Underlying net result	**1,001**	**1,381**	**-27.5%**	**1,378**	**-27.4%**	**4,957**	**4,976**	**-0.4%**
Special items after tax	0	-787		0		0	-799	
Net result Insurance Other	15	158	-90.5%	-3		-52	33	-257.6%
Net result from continuing operations	**1,015**	**752**	**35.0%**	**1,376**	**-26.2%**	**4,905**	**4,210**	**16.5%**
Net result from discontinued operations	0	-2		0		0	441	
Net result ING Group	**1,015**	**750**	**35.3%**	**1,376**	**-26.2%**	**4,905**	**4,651**	**5.5%**
Net result per share (in EUR)	0.26	0.19		0.35		1.26	1.20	
Capital ratios (end of period)								
ING Group shareholders' equity (in EUR billion)				50	1.3%	50	50	1.2%
ING Group common equity Tier 1 ratio fully loaded[3]				14.5%		14.7%	14.2%	
ING Group common equity Tier 1 ratio phased in				14.5%		14.7%	14.1%	
Customer lending/deposits (end of period, in EUR billion)								
Residential mortgages				282.8	0.5%	284.1	282.5	0.6%
Other customer lending				285.5	1.5%	289.9	278.9	3.9%
Customer deposits				538.1	0.3%	539.8	522.9	3.2%
Profitability and efficiency								
Underlying interest margin	1.58%	1.52%		1.57%		1.54%	1.52%	
Underlying cost/income ratio	59.9%	53.1%		51.9%		55.5%	54.2%	
Underlying return on equity on IFRS-EU equity[4]	8.3%	11.1%		11.5%		10.2%	10.1%	
Employees (internal FTEs, end of period)				51,550	0.5%	51,815	51,546	0.5%
Four-quarter rolling average key figures								
Underlying interest margin	1.54%	1.52%		1.53%				
Underlying cost/income ratio	55.5%	54.2%		53.8%				
Underlying return on equity on IFRS-EU equity[4]	10.2%	10.1%		11.0%				
Risk								
Non-performing loans/total loans (end of period)				2.0%		1.9%	2.1%	
Stock of provisions/provisioned loans (end of period)				39.3%		38.0%	39.9%	
Underlying risk costs in bps of average RWA	25	18		16		22	31	
Risk-weighted assets (end of period, in EUR billion)				311.0	-0.4%	309.9	314.3	-1.4%

[1] Regulatory costs represent bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' (which is equivalent to risk costs) includes write-off's and recoveries on loans and receivables not included in the stock of provision for loan losses.
[3] Interim profit not included in CET1 capital in FY17, amounting to EUR 1,670 million (FY16: EUR 1,629 million, and 9M17: EUR 1,626 million).
[4] Annualised underlying net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from 1Q2017.
Note: Underlying figures are non-GAAP measures. These are derived from figures according to IFRS-EU by excluding the impact from divestments, special items, Insurance Other, and discontinued operations. See the Appendix for a reconciliation between GAAP and non-GAAP figures.

4 ING Press Release 4Q2017

ING Press Release 4Q2017 5 Consolidated Results ING posted strong 2017 results, which were primarily driven by continued business growth at resilient interest margins, higher commission income and lower risk costs. The net result rose to EUR 4,905 million from EUR 4,651 million in 2016. Commercial performance was robust in 2017. At comparable FX rates and excluding Bank Treasury and the run - o ﬀ portfolios, net growth in core lending amounted to EUR 26.9 billion, despite heightened competition in some of our markets. The net growth in customer deposits was EUR 19.0 billion. Risk costs declined to 22 basis points of average risk - weighted assets, which is well below our through - the - cycle average of 40 - 45 basis points. ING Group’s fully loaded CET1 ratio strengthened to 14.7% at year - end 2017, as risk - weighted assets decreased slightly (mainly due to positive risk migration) and available CET1 capital increased by EUR 1 . 0 billion compared with year - end 2016 . This excludes a reservation of EUR 1 . 7 billion for the final dividend over 2017 . The underlying net result, defined as net result excluding special items after tax, Insurance Other and discontinued operations, declined 0.4% to EUR 4,957 million in 2017, due to a higher e ﬀ ective tax rate. The underlying pre - tax result rose 2.4% compared to 2016. ING’s underlying return on IFRS - EU equity was 10.2% in 2017, broadly in line with last year. ING’s fourth - quarter 2017 net result was EUR 1,015 million, up from EUR 750 million in the fourth quarter of 2016, which included a special item related to the digital transformation programmes. The underlying net result fell by EUR 380 million to EUR 1,001 million. This decline was primarily caused by lower income in Financial Markets, higher total expenses and a relatively high tax charge. Commercial momentum continued in the fourth quarter as ING welcomed 500,000 new retail customers and our core lending book recorded net growth of EUR 6.8 billion. Underlying results The solid fourth - quarter 2017 underlying result before tax of EUR 1,560 million was mainly attributable to continued loan growth at resilient margins, strong commission income and low risk costs (albeit higher than in the previous quarter due to lower releases). Financial Markets, however, experienced a di ﬃ cult fourth quarter, which resulted in a pre - tax loss. Total expenses were relatively high as the current quarter included the annual Dutch bank tax and a step - up in digital investment spend, but also higher IT expenses and some additions to restructuring and litigation provisions. Compared with the very strong year - ago quarter, the underlying result before tax fell 20.2%. Sequentially, the underlying result before tax declined 21.8%; this was partly caused by the Dutch bank tax, which was recorded in the fourth quarter. Total underlying income Total underlying income was slightly lower at EUR 4,368 million compared with EUR 4,461 million in the fourth quarter of 2016. The decline was mainly caused by lower revenues from Financial Markets and Bank Treasury activities due to lower client activity and low market volatility, as well as lower money - market results. The 2.1% decline year - on - year was also influenced by negative CVA/DVA impacts in Wholesale Banking and in the Corporate Line: EUR - 45 million in the fourth quarter of 2017 versus EUR 14 million one year ago and only EUR - 1 million in the third quarter of 2017. Net interest income rose 5.1% from a year ago, predominantly due to Financial Markets and Bank Treasury (with an o ﬀ set in ‘other income’), but also due to continued volume growth in customer lending. Net commission income was up 10.3%. These increases were o ﬀ set by lower investment and other income. The sharp decline in other income was, in addition to the aforementioned o ﬀ set with net interest income, mainly caused by lower client activity in Financial Markets. Compared with the third quarter of 2017 , which included the EUR 54 million annual dividend from Bank of Beijing, total underlying income decreased by EUR 40 million, or 0 . 9% . Total customer lending rose by EUR 5.6 billion in the fourth quarter of 2017 to EUR 574.0 billion. Adjusted for currency impacts and excluding Bank Treasury and the run - o ﬀ portfolios of WUB and Lease, net growth in the core lending book of Retail and Wholesale Banking was EUR 6.8 billion in the fourth quarter of 2017. This brought the total net growth in core lending in 2017 to EUR 26.9 billion (or +4.8%) versus EUR 34.8 billion of net growth in 2016. Fourth - quarter net core lending growth was again well diversified across Retail and Wholesale Banking. Residential mortgages increased by EUR 2.6 billion, driven by continued mortgage growth in Belgium and in the Challengers & Growth Markets. In the Netherlands, the core mortgage book declined by EUR 0.4 billion. Other net core lending grew by EUR 4.2 billion, of which EUR 1.2 billion was in Retail Banking, despite a EUR 0.6 billion decline in the Netherlands. In Wholesale Banking, other net core lending grew by EUR 3.0 billion and was fully attributable to Industry Lending; this growth was partly o ﬀ set by a EUR 1.4 billion decline in General Lending & Transaction Services. Customer deposits increased by EUR 1.7 billion to EUR 539.8 billion in the fourth quarter of 2017. The net growth of customer deposits in Retail and Wholesale Banking (excluding

6 ING Press Release 4Q2017 Consolidated Results a decline in Bank Treasury and adjusted for currency impacts) was EUR 2.7 billion. Retail Banking generated a net inflow of EUR 1.2 billion, as a EUR 2.2 billion decline in the Benelux was more than o ﬀ set by strong growth in the Challengers & Growth Markets. In Wholesale Banking, net customer deposit growth was EUR 1.5 billion in the quarter. On a full - year basis, total net customer deposit growth (excluding currency impacts and Bank Treasury) was EUR 19.0 billion in 2017 versus EUR 28.5 billion in 2016. Underlying net interest income increased 5.1% to EUR 3,512 million from EUR 3,341 million in the fourth quarter of 2016. The increase was primarily caused by higher (volatile) interest results in Financial Markets, improved Bank Treasury - related interest results, and higher net interest income in the Corporate Line. The latter was due among others to the maturity of high - cost legacy bonds, which reduces ING’s funding costs. Net interest income on customer lending increased, as the impact of higher volumes in mortgages and other customer lending was only partly o ﬀ set by a lower overall lending margin compared with a year ago. The interest result on customer deposits was stable compared with a year ago as the margin pressure on savings and current accounts due to lower reinvestment yields was fully o ﬀ set by higher volumes (especially in current accounts) and additional adjustments in the client savings rates in most countries. Compared with the third quarter of 2017, which included EUR 91 million of net interest income caused by the decision to end some hedge relationships (with an equally sized opposite move in other income) versus only EUR 8 million in the fourth quarter of 2017, total net interest income rose by EUR 22 million, or 0.6%. Excluding the impact of ending some hedge relationships, net interest income rose by EUR 105 million, primarily due to a EUR 65 million higher interest result in Financial Markets and improved interest results on customer lending. Interest result (in EUR million) and interest margin (in %) supported by a further lowering of client savings rates in the Netherlands, Spain and Australia in the fourth quarter. Net commission income rose by EUR 63 million, or 10.3%, to EUR 674 million from EUR 611 million in the fourth quarter of 2016. The increase was recorded in most segments and products, with the relatively strongest growth in Wholesale Banking, Retail Netherlands and Retail Germany. For the full - year 2017, net commission income rose by EUR 281 million, or 11.5%, on 2016. Compared with the third quarter of 2017, net commission income increased 4.8%, predominantly on the back of commission income growth in Wholesale Banking and Retail Germany. Investment income declined to EUR 20 million from EUR 39 million in the fourth quarter of 2016, which had been supported by EUR 36 million of realised gains on debt and equity securities compared with EUR 11 million of gains in the fourth quarter of 2017. Compared with the third quarter of 2017, investment income fell by EUR 62 million, as the third quarter included the EUR 54 million annual dividend from Bank of Beijing as well as a EUR 24 million gain on the sale of MasterCard shares in Turkey. Other income fell to EUR 162 million from EUR 470 million in the fourth quarter of 2016 , primarily due to a sharp decline in Financial Markets other income due to negative CVA/ DVA impacts, lower market volatility and client activity, as well as the o ﬀ set with net interest income. Sequentially, other income fell by EUR 31 million, primarily in Financial Markets due to negative CVA/DVA impacts and lower client activity. This was partly o ﬀ set by higher other income in Bank Treasury as the negative accounting impact of ending some hedge relationships was significantly lower (EUR - 8 million versus EUR - 91 million in the third quarter of 2017). 3,750 3,500 3,250 3,000 2,750 3,490 3,512 3,341 3,352 3,359 .58% 1.57% 1.52% 1.52% 1.51% 1.7 1.5 1.3 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Interest result Interest margin The fourth - quarter 2017 underlying net interest margin was 1.58% compared with 1.57% in the third quarter of 2017. The higher interest result in Financial Markets led to an increase of three basis points, whereas the lower impact of ending some hedge relationships reduced the overall margin by four basis points. The remaining increase can largely be explained by a higher interest margin on lending activities. The interest margin on savings and current accounts stabilised, Operating expenses Underlying operating expenses increased by EUR 249 million, or 10.5%, compared with the year - ago quarter. Regulatory expenses were EUR 264 million; this is EUR 55 million higher than in the fourth quarter of 2016 , which included negative regulatory costs in Germany caused by a refund on deposit guarantee contributions in Germany for deposits over EUR 100,000. Expenses excluding regulatory costs rose by EUR 194 million, or 9.0%, to EUR 2,354 million, and were mainly visible in Retail Challengers & Growth Markets and Wholesale Banking. The increase was mainly caused by higher marketing and sta ﬀ expenses to support business growth, higher investments in strategic projects and IT, additional restructuring costs, and additions to litigation provisions. Compared with the third quarter of 2017, expenses rose by EUR 329 million, or 14.4%. Of that, EUR 170 million was caused by higher regulatory costs, primarily due to the recording of the annual Dutch bank tax in the fourth quarter. Expenses excluding regulatory costs increased by EUR 159 million, primarily due to the aforementioned reasons.

ING Press Release 4Q2017 7 Consolidated Results Operating expenses (in EUR million) and cost/income ratio (in %) 2,750 2,500 2,250 2,000 1,750 1,500 209 54.2% 2,159 474 53.1% 2,137 69 53.6% 2,242 94 5 3.8% 2,195 264 55.5% 2,354 62.5 60.0 57.5 55.0 52.5 50.0 3Q2017 4Q2017 4Q2016 1Q2017 2Q2017 Regulatory costs Expenses excluding regulatory costs C/I ratio (4 - quarter rolling average) ING’s fourth - quarter underlying cost/income ratio was 59 . 9 % compared with 53 . 1 % one year ago and 51 . 9 % in the previous quarter . On a full - year basis, which reduces among other the seasonal impact of regulatory costs, the underlying cost/income ratio increased to 55.5% from 54.2% in 2016. The total number of internal sta ﬀ increased by 265 FTEs in the fourth quarter to 51,815 FTEs at the year - end 2017, due to FTE increases in the Netherlands (partly related to IT), as well as in some of the Challengers & Growth Markets and in the international network of Wholesale Banking in order to support commercial growth. These increases were partly o ﬀ set by FTE declines in Belgium and Turkey. Addition to loan loss provisions ING recorded EUR 190 million of net additions to loan loss provisions in the fourth quarter of 2017, up from EUR 138 million a year ago and EUR 124 million in the previous quarter. Risk costs were well below historic averages owing to a benign credit environment in most markets where ING is active. Addition to loan loss provisions (in EUR million) of EUR 29 million in the fourth quarter of 2016 and a release of EUR 22 million in the previous quarter. In Retail Belgium, risk costs were EUR 27 million, down from EUR 36 million one year ago and EUR 28 million in the previous quarter. Risk costs in the Retail Challengers & Growth Markets were EUR 90 million, somewhat above the level recorded in previous quarters. The increase was a ﬀ ected by an LGD model update in Turkey and an add - on in Spain, despite a net release in Germany for the consumer lending portfolio. The non - performing loan (NPL) ratio of ING improved to 1 . 9 % compared with 2 . 0 % at the end of September 2017 and 2 . 1 % at the end of December 2016 . Total fourth - quarter risk costs were 25 basis points of average risk - weighted assets (RWA) versus 18 basis points in the fourth quarter of 2016 and 16 basis points in the third quarter of 2017. For the full - year 2017, risk costs were 22 basis points of average risk - weighted assets, which is well below ING’s through - the - cycle average of 40 - 45 basis points. Underlying result before tax ING’s fourth - quarter 2017 underlying result before tax was EUR 1,560 million, down from EUR 1,955 million one year ago and EUR 1,995 million in the third quarter of 2017. The decrease was mainly caused by higher expenses, whereas income was slightly lower, primarily due to the weak Financial Markets results. Risk costs were higher on both comparable quarters, but still well below the through - the - cycle average. Underlying result before tax (in EUR million) 400 300 200 138 133 229 30 124 190 60 45 30 2,500 2,000 1,500 1,000 500 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 100 0 18 17 25 16 15 0 4Q2017 4Q2016 1Q2017 2Q2017 3Q2017 Addition to loan loss provisions Risk costs in bps of average RWA (annualised) Net additions to loan loss provisions in Wholesale Banking were EUR 68 million, or 18 basis points of average risk - weighted assets (RWA), up from EUR 31 million recorded in the fourth quarter of 2016 and EUR 46 million in the previous quarter, but still well below the bank - wide through - the - cycle average of 40 - 45 basis points. The higher risk costs were the result of a limited number of larger additions, partially o ﬀ set by some releases. Retail Netherlands recorded risk costs of just EUR 5 million, due to the improved macroeconomic conditions and the strong Dutch housing market, compared with a net addition Underlying net result ING’s underlying net result was EUR 1,001 million. This is 27.5% lower than the EUR 1,381 million recorded in the fourth quarter of 2016, and down 27.4% from EUR 1,378 million in the third quarter of 2017. The e ﬀ ective underlying tax rate was 34.8% compared with 28.5% a year ago and 29.8% in the previous quarter. The relatively high tax charge in the fourth quarter of 2017 was mainly driven by the impact of the tax reforms in the US and Belgium, which resulted in a tax charge to record a reduction in deferred tax assets. In the fourth quarter of 2017, ING’s underlying return on IFRS - EU equity was 8.3%, down from 11.1% reported over the fourth quarter of 2016 and 11.5% in the previous quarter. On a full - year basis, the underlying return on ING’s average IFRS - EU equity improved to 10.2% in 2017 from 10.1% one year ago. As per the end of the first quarter of 2017, 1,955 1,992 1,995 1,652 1,560

8 ING Press Release 4Q2017 Segment Reporting: Retail Banking ING’s underlying return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As of 31 December 2017, interim profit not included in CET1 capital amounted to EUR 1,670 million, which is equal to the proposed final dividend over 2017. Return on equity (in %) 12.5 10.0 7.5 5.0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Underlying return on IFRS - EU equity (quarter) Underlying return on IFRS - EU equity (4 - quarter rolling average) Net result ING’s fourth - quarter net result increased to EUR 1,015 million from EUR 750 million in the fourth quarter of 2016, but declined from EUR 1,376 million in the third quarter of 2017. The net result of ING also includes the net result from Insurance Other (included under continuing operations) and – when applicable – divestments, special items and the net result from discontinued operations. In the fourth quarter of 2017, ING recorded a net result from Insurance Other of EUR 15 million. This profit reflects the result from the sale of 13 million warrants on Voya shares in the fourth quarter of 2017 and the change in valuation of the remaining warrants on Voya and NN Group shares compared with the end of September. In the year - ago quarter, the valuation of warrants on NN Group and Voya shares resulted in a profit of EUR 158 million versus a loss of EUR 3 million in the third quarter of 2017. At year - end 2017, ING held warrants for approximately 35 million shares in NN Group at an exercise price of EUR 40.00 per share, and warrants for approximately 6.5 million shares in Voya at an exercise price of USD 48.75 per share. The combined fair value of these warrants was EUR 54 million at year - end 2017. In 2017, there was one special item in the third quarter of the year and related to a tax charge at ING Australia Holdings Ltd, for which a full reimbursement will be received from NN Group. Although the bottom - line impact for ING was nil, it a ﬀ ected both the tax and 'other income' lines in the consolidated statement of profit or loss. In 2016, special items after tax were recorded in the first quarter (EUR - 13 million, related to older restructuring programmes in Retail Netherlands) and in the fourth quarter (EUR - 787 million for restructuring provisions related to the digital transformation programmes as announced at ING’s Investor Day in October 2016 ) . In 2017, there were no discontinued operations. In 2016, ING recorded a net result of EUR 441 million on the discontinued operations of NN Group, of which EUR - 2 million was recorded in the fourth quarter. ING’s net result per share was EUR 0 . 26 in the fourth quarter of 2017 , based on an average number of shares outstanding of 3 , 884 . 6 million during the quarter . ING’s full - year 2017 net result was EUR 4 , 905 million, or EUR 1 . 26 per share . Dividend ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently estimated to be 11.8% by 2019, plus a comfortable management bu ﬀ er (to include Pillar 2 Guidance). ING aims to pay a progressive dividend. The Board proposes to pay a total 2017 dividend of EUR 2.6 billion, or EUR 0.67 per ordinary share, subject to the approval of shareholders at the Annual General Meeting in April 2018. Taking into account the interim dividend of EUR 0.24 per ordinary share that was paid in August 2017, the final 2017 dividend will amount to EUR 0.43 per ordinary share and will be paid in cash, shortly after the Annual General Meeting. IFRS 9 The Group’s IFRS 9 implementation is largely finalised in line with its anticipated time schedule. It is currently expected that the IFRS 9 impact at transition on ING Group’s CET1 ratio, taking into account the existing regulatory provision shortfall, will be a reduction of approximately 20 basis points. This is in line with earlier communicated levels. The impact on CET1 capital is mainly caused by the change in the classification and measurement of a part of the liquidity portfolio. Consolidated Results 10.8 10.8 11.0 10.1 10.2 8.3 11.1 9.6 11.7 11.5

ING Press Release 4Q2017 9 Segment Reporting: Retail Banking Retail Netherlands Retail Netherlands posted an underlying fourth - quarter result before tax of EUR 516 million, up 2.8% from the fourth quarter of 2016, due to lower risk costs reflecting the continued positive economic development in the Netherlands. Income was slightly lower as resilient interest margins and higher fee income largely o ﬀ set the impact of lower lending volumes and the loss on the sale of an equity stake. Sequentially, the underlying result before tax declined 24.7% from EUR 685 million in the third quarter of 2017. Income remained resilient, but underlying expenses were EUR 140 million higher, mainly due to higher regulatory costs, a restructuring provision related to the rationalisation of the joint ATM network in the Netherlands, and an addition to legal provisions. By contrast, the third quarter of 2017 included a release of provisions, mainly related to the new collective labour agreement. Risk costs increased to EUR 5 million from a release of EUR 22 million in the previous quarter. The return on equity, based on a 12% common equity Tier 1 ratio, was a strong 26.2% for the quarter and 28.6% for the full - year 2017. Underlying result before tax - Retail Netherlands (in EUR million) 800 600 400 200 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Retail Benelux: Consolidated profit or loss account 685 565 502 477 516 1) Key figures based on underlying figures. 2) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). “In the Netherlands, fourth - quarter results were solid as stable margins, low risk costs and our cost - savings Re in ta it i i l at B iv e e n s e h l e u lp x ed compensate for the impact from the 2017 Dutch bank tax and slightly lower lending volumes. In Belgium, results decreased year - on - year, due to continued margin pressure on savings and current accounts as a result of the low interest rate environment. Expenses were up, mainly related to our transformation programmes, whereas risk costs declined. In the fourth quarter, we made significant progress in further digitalising and centralising our services in order to support and advise our clients on their daily banking needs. I am proud to see that in times of organisational change we keep the focus on our customers and have regained the number one NPS score in Belgium. Roland Boekhout , Member Management Board Banking, Head of Market Leaders Retail Benelux Netherlands Belgium In EUR million 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Profit or loss Net interest income 1,359 1,390 908 910 451 480 Net commission income 238 223 152 138 86 86 Investment income 2 0 0 2 2 - 2 Other income 124 163 76 95 48 68 Total underlying income 1,723 1,776 1,136 1,145 587 631 Expenses excl. regulatory costs 900 874 550 539 350 335 Regulatory costs 75 83 65 75 10 8 Operating expenses 975 957 615 614 360 343 Gross result 748 819 521 531 227 288 Addition to loan loss provisions 32 65 5 29 27 36 Underlying result before tax 716 754 516 502 200 252 Customer lending/deposits (end of period, in EUR billion) 1) Residential mortgages 153.5 156.6 114.6 120.9 38.9 35.7 Other customer lending 77.8 75.5 35.3 34.4 42.6 41.1 Customer deposits 221.8 215.9 139.3 134.7 82.5 81.1 Profitability and efficiency 1) Cost/income ratio 56.6% 53.9% 54.1% 53.6% 61.3% 54.4% Return on equity based on 12.0% common equity Tier 1 2) 19.2% 21.3% 26.2% 24.8% 9.6% 16.2% Employees (internal FTEs, end of period) 17,255 17,636 9,050 9,048 8,205 8,588 Risk 1) Risk costs in bps of average RWA 15 31 4 23 30 43 Risk - weighted assets (end of period, in EUR billion) 83.4 83.3 48.2 49.1 35.1 34.2

Segment Reporting: Retail Banking

Total underlying income decreased 0.8% year-on-year, mainly reflecting lower income on mortgages due to negative volume growth and the loss on the sale of an equity stake. This was largely compensated by higher commission income, an improved interest margin on savings and deposits (largely due to client savings-rate adjustments), and higher income from Bank Treasury-related products. The interest result was relatively stable year-on-year at EUR 908 million. Sequentially, total underlying income remained resilient, due to a slightly higher interest margin on lending and savings, partly offset by a lower margin on current accounts and the loss on the sale of an equity stake.

Customer lending decreased by EUR 1.0 billion in the fourth quarter to EUR 149.9 billion. Excluding the EUR -0.7 billion decline in the WUB run-off portfolio and the EUR 0.8 billion growth in Bank Treasury-related items, net core lending declined by EUR 1.0 billion, of which EUR -0.4 billion was in mortgages and EUR -0.6 billion in other lending. Net customer deposits (excluding Bank Treasury) decreased by EUR 1.2 billion, as higher current accounts could not compensate for the outflow in savings and deposits.

Underlying operating expenses slightly increased by EUR 1 million, or 0.2%, from a year ago to EUR 615 million. On a sequential basis, expenses increased by EUR 140 million, or 29.5%, of which EUR 44 million was caused by higher regulatory costs due to the booking of the Dutch bank tax in the fourth quarter. Expenses excluding regulatory costs rose by EUR 96 million on the third quarter of 2017. This was mainly due to higher staff costs, additional restructuring costs related to the joint ATM network in the Netherlands, and an addition to legal provisions, whereas the third quarter included a release of provisions related mainly to the new collective labour agreement.

Fourth-quarter 2017 risk costs were EUR 5 million, compared with EUR 29 million a year ago and EUR -22 million in the previous quarter. Risk costs remained at a low level due to releases in business lending and a small net addition in mortgages, reflecting the continued positive economic conditions in the Netherlands.

Risk-weighted assets decreased by EUR 1.0 billion in the fourth quarter of 2017 to EUR 48.2 billion, mainly reflecting positive risk migration in both mortgages and the business lending portfolio.

Retail Belgium

Retail Belgium, including Luxembourg, posted a fourth- quarter 2017 underlying result before tax of EUR 200 million, down 20.6% from a year ago, and 3.8% lower than in the previous quarter. The underlying result before tax was EUR 52 million lower than in the fourth quarter of 2016. This decline mainly reflects lower interest results (despite continued growth in customer lending) and higher expenses, partly compensated by lower risk costs. On a sequential basis, the underlying result before tax decreased by EUR 8 million, predominantly due to higher regulatory costs in the fourth quarter of 2017. The return on equity, based on a 12% common equity Tier 1 ratio, was 9.6% for the quarter and 11.7% for the full-year 2017.

Underlying result before tax - Retail Belgium (in EUR million)


400
300
200
100
0
252
73
304
208
200
4Q2016
1Q2017
2Q2017
3Q2017
4Q2017

Total underlying income was EUR 587 million, down EUR 44 million, or 7.0% year-on-year, mainly due to continued margin pressure on savings and current accounts as a result of the low interest rate environment; a EUR 17 million shift of payments-related income from Retail to Wholesale Banking during this quarter; and a one-time release from hedged items at Record Bank in the fourth quarter of 2016. Sequentially, income remained flat, as a decline in commission income and a lower margin on customer deposits were offset by higher interest results on lending products.

Customer lending increased by EUR 1.8 billion in the fourth quarter of 2017 to EUR 81.4 billion. Net core lending, which excludes Bank Treasury products, also grew by EUR 1.8 billion, of which EUR 1.0 billion was in mortgages and EUR 0.8 billion in other customer lending (mainly business lending). Customer deposits recorded an outflow of EUR 1.0 billion to EUR 82.5 billion, primarily in current accounts.

Underlying operating expenses were EUR 360 million, up 5.0% from a year ago. This increase was mainly due to higher external staff expenses related to the transformation programmes. On a sequential basis, expenses increased by EUR 9 million, or 2.6%, as the fourth quarter of 2017 included higher regulatory costs. Expenses excluding regulatory costs fell 0.6%.

Fourth-quarter 2017 risk costs were EUR 27 million, or 30 basis points of average risk-weighted assets, compared with EUR 36 million in the fourth quarter of 2016 and EUR 28 million in the previous quarter.

Risk-weighted assets remained relatively stable in the fourth quarter of 2017 at EUR 35.1 billion compared with EUR 35.3 billion in the third quarter. The difference mainly reflects positive risk migration, a model update and lower operational risk-weighted assets, which offset lending growth.

10 ING Press Release 4Q2017

ING Press Release 4Q2017 11 Segment Reporting: Retail Banking 1) Key figures based on underlying figures. 2) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). Retail Germany Retail Germany, including Austria, recorded a fourth - quarter 2017 underlying result before tax of EUR 251 million, down from EUR 321 million in the fourth quarter of 2016. This decrease can be largely explained by EUR 51 million higher regulatory costs and higher net releases of risk costs in the fourth quarter of 2016. Compared with the third quarter of 2017, the result before tax improved by EUR 31 million. The increase was driven by higher income and a net release in risk costs, partly o ﬀ set by higher regulatory expenses, as well as higher costs related to the acquisition of primary customers and investments in Project Welcome. Retail Germany continued its sound business momentum, adding 62,000 primary customers in the quarter and growing net core customer lending by EUR 0.5 billion. The return on equity, based on a 12% common equity Tier 1 ratio, was 26.1% for the quarter and 21.2% for full - year 2017. Underlying result before tax - Germany (in EUR million) 400 300 200 100 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Total underlying income was EUR 503 million, up 9.1% from the fourth quarter of 2016. The increase was mainly attributable to higher net interest income, supported by higher lending volumes, client savings - rate adjustments or loss account 321 185 214 220 251 “In 4Q17, we continued the strong inflow of primary Re c t u a s i t l o C me h r a s l a le n n d g a e d r d s ed & 28 G 1 r ,0 o 0 w 0 t p h ri M ma a r r y k c e li t e s nts, whereby particularly Germany, Poland, and Australia showed exemplary growth. Investment products and the core lending balances experienced strong net growth this quarter and grew by respectively 19% and 8% year - on - year. There has been a cost increase in comparison with the prior - year quarter, but this is largely explained by higher regulatory levies, several non - recurring items, as well as higher costs related to strategic projects and to support the strong business growth. As 2018 presents itself with new opportunities, the C&G markets will continue to deliver on their Think Forward priorities . ” Aris Bogdaneris , Member Management Board Banking, Head of Challengers & Growth Markets Retail Challengers & Growth Markets Germany Other In R E e U ta R il m Ch il a li l o le n ngers & Growth Markets: Consolidated profit 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Profit or loss Net interest income 1,065 956 444 410 620 546 Net commission income 157 152 63 53 94 99 Investment income 14 30 11 - 1 3 31 Other income 19 51 - 15 - 2 35 53 Total underlying income 1,255 1,190 503 461 752 729 Expenses excl. regulatory costs 730 625 242 208 488 417 Regulatory costs 76 27 28 - 23 48 50 Operating expenses 806 652 270 185 536 467 Gross result 449 538 233 276 216 262 Addition to loan loss provisions 90 42 - 18 - 46 108 87 Underlying result before tax 359 496 251 321 108 175 Customer lending/deposits (end of period, in EUR billion) 1) Residential mortgages 129.6 124.7 70.0 68.7 59.7 56.0 Other customer lending 37.9 32.7 12.1 9.8 25.9 22.9 Customer deposits 253.1 242.4 132.7 129.0 120.4 113.5 Profitability and efficiency 1) Cost/income ratio 64.2% 54.8% 53.7% 40.2% 71.3% 64.1% Return on equity based on 12.0% common equity Tier 1 2) 12.4% 17.8% 26.1% 31.6% 5.5% 10.4% Employees (internal FTEs, end of period) 22,753 22,424 4,715 4,540 18,038 17,884 Risk 1) Risk costs in bps of average RWA 48 23 - 29 - 72 87 73 Risk - weighted assets (end of period, in EUR billion) 74.3 72.7 24.9 25.4 49.4 47.4

12 ING Press Release 4Q2017 Segment Reporting: Wholesale Banking and higher commission income, with investment products as one of the key drivers. Compared with the third quarter of 2017, total income increased 7.0%, mainly due to higher commission income and improved hedge ine ﬀ ectiveness results . Net interest income, which benefited from continued lending growth and the adjustment of the client savings rate in mid - August, rose 1 . 4% . Total customer lending rose by EUR 0 . 5 billion in the fourth quarter of 2017 to EUR 82 . 0 billion . Net core lending, which excludes Bank Treasury products, also increased by EUR 0 . 5 billion, of which EUR 0.3 billion was attributable to residential mortgages and EUR 0.2 billion to consumer lending. Customer deposits, excluding Bank Treasury, recorded net growth of EUR 0.5 billion in the quarter. EUR 0.9 billion of this growth was attributable to current accounts, partly o ﬀ set by a EUR - 0.4 billion decrease in savings and deposits. Operating expenses rose to EUR 270 million from EUR 185 million in the fourth quarter of 2016. Regulatory expenses increased by EUR 51 million, as the year - ago quarter benefited from a refund of costs for the 2016 deposit guarantee scheme for deposits over EUR 100,000. Excluding regulatory costs, operating expenses rose 16.3% from a year ago to EUR 242 million. The increase was mainly attributable to higher headcount to support business growth, higher costs related to the acquisition of primary customers, and investments in Project Welcome. Compared with the third quarter, expenses excluding regulatory costs increased 5.7%, also due to the aforementioned factors. Risk costs were EUR - 18 million compared with EUR - 46 million in the fourth quarter of 2016 and EUR 2 million in the third quarter of 2017. Fourth - quarter 2017 risk costs included a release of EUR 22 million, reflecting model updates for consumer lending and overdrafts. The fourth quarter of 2016 included a release of EUR 44 million, reflecting model updates for mortgages. Risk - weighted assets remained relatively stable in the fourth quarter of 2017: EUR 24.9 billion compared with EUR 25.0 billion in the third quarter. Retail Other Challengers & Growth Markets Retail Other Challengers & Growth Markets posted an underlying result before tax of EUR 108 million, down from EUR 175 million in the fourth quarter of 2016. Strong net interest income growth in most markets, which was supported by continued volume growth in customer lending and deposits, was o ﬀ set by lower realised gains on bond sales; higher expenses for sta ﬀ , marketing and strategic projects; and higher risk costs. Compared with the third quarter of 2017, the underlying result before tax dropped by EUR 128 million, as the previous quarter included a one - time gain of EUR 24 million from the sale of MasterCard shares in Turkey and the EUR 54 million annual dividend from Bank of Beijing . Excluding these two items, the underlying result before tax decreased by EUR 50 million, as revenue growth in most businesses was o ﬀ set by a seasonal increase in regulatory expenses; higher expenses for sta ﬀ , marketing and strategic projects; and higher risk costs. The return on equity, based on a 12% common equity Tier 1 ratio, declined to 5.5% for the quarter. For the full - year 2017, the return on equity was 10.8% versus 11.7% in 2016. Underlying result before tax - Retail Other Challengers & Growth Markets (in EUR million) 400 300 200 100 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Total underlying income rose to EUR 752 million from EUR 729 million in the year - ago quarter. This increase was driven by strong commercial results across most countries, reflecting continued customer and volume growth. Income was furthermore supported by the lowering of core savings rates in Spain and Australia in the fourth quarter of 2017. These positive developments were only partly o ﬀ set by lower realised gains from bond sales. Compared with the third quarter of 2017, underlying income decreased by EUR 47 million, as the previous quarter included the dividend from Bank of Beijing and the one - time gain on the sale of MasterCard shares in Turkey. Customer lending grew by EUR 1.7 billion in the third quarter to EUR 85.6 billion. Excluding currency impacts and Bank Treasury, net core lending grew by EUR 2.4 billion (of which EUR 1.5 billion was in mortgages and EUR 0.9 billion in other lending), with a large part generated in Australia, Spain and Poland. Net customer deposits, excluding currency impacts and Bank Treasury, increased by EUR 2.8 billion, primarily reflecting net inflows from customers in Poland and Spain. Operating expenses rose by EUR 69 million from a year ago to EUR 536 million. This was mainly due to increased sta ﬀ and marketing expenses in most countries to support business growth, as well as to higher investments for strategic projects. Compared with the previous quarter, operating expenses increased by EUR 42 million due to the aforementioned impacts and higher regulatory costs. Risk costs were EUR 108 million versus EUR 87 million in the fourth quarter of 2016 and EUR 69 million in the previous quarter. The fourth quarter included a EUR 20 million increase in Turkey to reflect model updates for cards and an add - on for personal finance products, as well as a EUR 10 million portfolio add - on for mortgages in Spain. Risk costs in basis points over average risk - weighted assets increased to 87 basis points in the fourth quarter of 2017 from 55 basis points in the previous quarter. Risk - weighted assets decreased by EUR 0 . 9 billion in the fourth quarter of 2017 to EUR 49 . 4 billion, as the impact from lending growth was more than o ﬀ set by lower operational risk - weighted assets and currency impacts . Segment Reporting: Retail Banking 175 238 243 236 108

ING Press Release 4Q2017 13 Segment Reporting: Wholesale Banking Total Wholesale Banking Industry Lending General Lending & Transaction Services Financial Markets Bank Treasury & Other In EUR million 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 4Q2017 4Q2016 Profit or loss Net interest income 1,031 959 550 560 288 273 172 106 21 19 Net commission income 279 235 145 123 104 95 34 18 - 3 - 1 Investment income 5 8 4 0 0 0 - 1 1 1 7 Other income excl. CVA/DVA 125 263 19 10 31 25 21 154 54 75 Underlying income excl. CVA/DVA 1,441 1,465 719 693 423 393 227 279 73 100 CVA/DVA - 34 6 - 34 6 Total underlying income 1,406 1,471 719 693 423 393 192 285 73 100 Expenses excl. regulatory costs 670 592 177 168 207 187 242 222 44 15 Regulatory costs 112 99 32 27 23 22 50 43 7 8 Operating expenses 781 691 208 195 231 209 292 265 51 22 Gross result 625 779 511 498 192 184 - 100 19 22 78 Addition to loan loss provisions 68 31 36 2 4 9 - 1 - 8 29 28 Underlying result before tax 557 748 474 496 188 175 - 99 27 - 7 50 Customer lending/deposits (end of period, in EUR billion) 1) Residential mortgages 0.9 1.1 0.0 0.0 0.0 0.0 0.0 0.0 0.9 1.1 Other customer lending 173.8 169.9 113.2 114.6 53.1 48.1 0.9 1.3 6.6 5.9 Customer deposits 65.1 64.8 1.6 1.7 50.5 50.4 5.0 4.6 7.9 8.2 Profitability and efficiency 1) Cost/income ratio 55.6% 47.0% 29.0% 28.1% 54.6% 53.2% 152.0% 93.2% 69.8% 22.2% Return on equity based on 12.0% common 7.9% 12.2% 15.7% 18.6% 9.6% 9.8% - 6.2% 1.9% - 22.4% 10.4% equity Tier 1 2) Employees (internal FTEs, end of period) 11,804 11,483 Risk 1) Risk costs in bps of average RWA 18 8 21 1 3 8 - 1 - 11 128 109 Risk - weighted assets 149.4 153.8 69.3 69.9 48.0 45.6 23.2 28.0 9.0 10.3 (end of period, in EUR billion) 1) Key figures based on underlying figures. 2) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). Wholesale Banking Wholesale Banking posted a good set of full - year 2017 results on the back of continued strong Industry Lending performance, steady volume growth across industries and products, and a low level of risk costs. The full - year 2017 underlying result before tax was EUR 2,846 million, up 6.7% from 2016. In the fourth quarter of 2017, the underlying result before tax was EUR 557 million, or EUR 191 million lower than in the year - ago quarter. The decrease reflects lower Financial Markets results (including negative CVA/DVA impacts), cost growth mainly related to increased headcount to support business growth, and higher risk costs (as the fourth quarter of 2016 included some significant releases). The decline compared with the previous quarter was caused by lower Financial Markets results, the inclusion of the annual Dutch Bank tax in this quarter, and higher risk costs. Wholesale Banking overall maintained positive business momentum, with EUR 3.0 billion of net core lending growth (excluding currency e ﬀ ects) in the fourth quarter. The return on equity, based on a 12% common equity Tier 1 ratio, was 7.9% in the quarter and 10.9% for full - year 2017. Underlying result before tax - Wholesale Banking (in EUR million) 1,000 800 600 400 200 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Wholesale Banking: Consolidated profit or loss account 748 813 778 698 557 “Wholesale Banking recorded a solid fourth - quarter 2017 result, driven by income growth in Industry Lending and General Lending & Transaction Services and despite low market volatility which resulted in lower income for Financial Markets. Commission income rose 19% compared to 4Q16 and 11% sequentially. Expenses were up due to higher regulatory costs and increased headcount to support business growth. On the innovation front we achieved breakthroughs among others in blockchain. We collaborated with banks, commodity traders and the energy sector to create a blockchain - based digital platform for the energy commodity trading industry. We also upgraded our Easy Trading Connect platform and completed the agricultural sector’s first blockchain commodity transaction, simplifying complex transaction structures. On the sustainability front, we supported the EUR 600 million green bond for Toyota Motor Credit Corp.” Isabel Fernandez , Member Management Board Banking, Head of Wholesale Banking

14 ING Press Release 4Q2017 Segment Reporting: Wholesale Banking Total underlying income was 4.4% lower than in the fourth quarter of 2016 and 1.7% higher than in the previous quarter. CVA/DVA impacts were EUR - 34 million this quarter compared with EUR 6 million in the same quarter of 2016 and EUR 2 million in the third quarter of 2017. Excluding CVA/DVA impacts, income was down 1.6% year - on - year, but rose 4.4% compared with the third quarter of 2017. The year - on - year decrease was mainly attributable to lower revenues in Financial Markets and Bank Treasury & Other, which could not be fully compensated by the stronger performance of Industry Lending and General Lending & Transactions Services. Sequentially, the weak quarter for Financial Markets was more than o ﬀ set by robust results in the other business lines. Net interest income increased 7.5% year - on - year, as stronger interest results in Financial Markets (with an o ﬀ set in other income) and General Lending & Transaction Services were only partly o ﬀ set by slightly lower interest results in Industry Lending. On a sequential basis, the interest result was up 6.6% due to the higher interest results in Financial Markets as well as in Industry Lending. Commission income rose 18.7% from the year - ago quarter and 10.7% from the previous quarter. Compared with the fourth quarter of 2016, commission income increased mainly due to higher transaction - related fees in Structured Finance and Financial Markets (notably in Corporate Finance). On a sequential basis, commission income was up 10.7%, mainly in Financial Markets and General Lending & Transaction Services . Total other income amounted to EUR 91 million, down from EUR 269 million in the year - ago quarter and EUR 166 million in the previous quarter. Both decreases can be explained by the change in CVA/DVA impacts combined with a sharp decline in Financial Markets, mainly due to significantly lower other income in the fixed income, credit trading and equity businesses in the current quarter. Operating expenses increased to EUR 781 million from EUR 691 million in the fourth quarter of 2016 and EUR 638 million in the previous quarter. Year - on - year, the cost growth was mainly due to higher headcount to support business growth, a one - o ﬀ legal provision in the current quarter against a release of provisions in the year - ago quarter, and a EUR 13 million increase in regulatory costs. Compared with the third quarter of 2017, operating expenses were 22.4% higher, mainly due to the inclusion of the annual Dutch Bank tax in the fourth quarter. Excluding regulatory costs, expenses were up 7.2% as this quarter includes a one - o ﬀ legal provision as well as increased sta ﬀ costs to support business growth. Risk costs for Wholesale Banking amounted to EUR 68 million, (or 18 basis points of average RWA) compared to a very low EUR 31 million in the fourth quarter of 2016, and EUR 46 million in the previous quarter. The relatively low risk costs in the current quarter were supported by net releases for clients in the UK and Ukraine and only a few larger additions. Risk - weighted assets increased by EUR 1.3 billion in the fourth quarter to EUR 149.4 billion, mainly reflecting volume growth and partly o ﬀ set by positive risk migration, lower operational and market risk - weighted assets, and currency impacts. Industry Lending Underlying result before tax - Industry Lending (in EUR million) 600 450 300 150 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Industry Lending posted an underlying result before tax of EUR 474 million, down 4.4% year - on - year and 10.9% lower than the third quarter of 2017, because higher revenues could not fully o ﬀ set the increase in risk costs and expenses. Income remained robust, increasing 3.8% on the same quarter of 2016. This was aided by the sale of an equity stake within Structured Finance, while overall lower lending margins in Structured Finance were compensated by higher commissions and volume growth. Real Estate Finance also contributed to the revenue increase: higher prepayments benefited the overall margin and the loan book continued to grow. On a sequential basis, income rose 3.3%, supported by volume growth, the aforementioned sale of an equity stake, and higher prepayments in Real Estate Finance, while margins in Structured Finance held firm at around the same level as in the previous quarter. In the fourth quarter of 2017, net core lending (which excludes currency impacts) grew by EUR 4.4 billion compared with the previous quarter. This was mainly visible in Structured Finance, but there was also moderate growth in the Real Estate Finance. The year - on - year core lending growth, excluding currency impacts, totalled EUR 6.5 billion, of which EUR 4.2 billion was in Structured Finance and EUR 2.3 billion in Real Estate Finance. Expenses were 6.7% higher than in the fourth quarter of 2016, mainly due to higher headcount to support business growth. On a sequential basis, expenses increased by EUR 40 million, largely due to the EUR 31 million increase in regulatory costs. Risk costs were EUR 36 million, up from EUR 2 million in the fourth quarter of 2016 and EUR - 4 million in the previous quarter. Risk costs in the current quarter included some larger files in Real Estate Finance in the Netherlands and Structured Finance in BeLux. The third quarter of 2017 included some large releases for Structured Finance clients in Asia and the UK, while the same quarter of last year included some releases for Ukrainian and Spanish clients. 496 511 532 474 448

Segment Reporting: Wholesale Banking

General Lending & Transaction Services

Underlying result before tax - General Lending & Transaction Services (in EUR million)



250
200
150
100
50
0
175
187
200
177
188
4Q2016
1Q2017
2Q2017
3Q2017
4Q2017

The underlying result before tax recorded by General Lending & Transaction Services was EUR 188 million, up 7.4% year- on-year and 6.4% higher than in the previous quarter, mainly due to higher income and lower risk costs.

Income rose 7.6% year-on-year, mainly attributable to Payments & Cash Management (PCM) and Working Capital Solutions. Higher income in PCM was primarily driven by a EUR 17 million transfer of international payment income from Retail to Wholesale Banking in Belgium. Bank Mendes Gans reported higher income levels due to volume growth and higher US dollar interest rates. Sequentially, income increased 9.9%, due to higher Trade Finance Services income, the transfer of income to PCM, and higher commission income in General Lending.

Year-on-year, net customer lending (excl. currency impacts) grew by EUR 6.6 billion, due to portfolio growth in Working Capital Solutions and General Lending. In the fourth quarter of 2017, net customer lending decreased by EUR 1.4 billion.

Expenses rose 10.5% year-on-year, mainly reflecting higher staff-related costs to support business growth. Compared with the previous quarter, expenses were up EUR 43 million, of which EUR 23 million was due to higher regulatory costs. Expenses excluding regulatory costs rose 10.1% and was largely attributable to higher staff costs to support business growth and year-end expenditures in commercial activities.

Risk costs amounted to EUR 4 million for the quarter versus EUR 9 million in the fourth quarter of 2016 and EUR 21 million in the previous quarter.

Financial Markets

Underlying result before tax - Financial Markets (in EUR million)



75
0
-150
27
98
63
20
-99
4Q2016
1Q2017
2Q2017
3Q2017
4Q2017

Financial Markets posted an underlying result before tax of EUR -99 million, down from EUR 27 million in the fourth quarter of 2016 and EUR 20 million in the previous quarter.
The result in the current quarter includes EUR -34 million of CVA/DVA impacts compared with EUR 6 million of CVA/DVA impacts in the fourth quarter of 2016 and EUR 2 million in the previous quarter.

Income excluding CVA/DVA impacts fell 18.6% year-on-year and was 9.6% lower than in the previous quarter. Financial Markets revenues excluding CVA/DVA amounted to EUR 227 million; this is EUR 52 million lower than in the fourth quarter of 2016, which had more favourable market conditions.

The decline was mainly caused by significantly lower net revenues in the fixed income, credit trading and equity businesses, which suffered during the fourth quarter of 2017, from low levels of volatility, low interest rates in Europe and tight credit spreads. This environment give little incentive for institutional clients to actively manage their portfolios. In addition, the equity derivatives business was shrunk significantly in 2017. Corporate Finance recorded a stronger quarter on the back of higher deal activity, which is visible in the net commission income line.

Operating expenses increased 10.2% year-on-year and 25.9% sequentially, partially due to higher regulatory expenses. Excluding regulatory costs, expenses increased 9.0% and 7.1% respectively. This was largely attributable to temporarily elevated cost levels related to the consolidation of most of the trading activities in London.

Bank Treasury & Other

Underlying result before tax - Bank Treasury & Other (in EUR million)



100
50
0
-50
50
17
68
-31
-7
4Q2016
1Q2017
2Q2017
3Q2017
4Q2017

Bank Treasury & Other recorded an underlying result before tax of EUR -7 million, down from EUR 50 million in the same quarter of 2016, but up from EUR -31 million in the previous quarter. Income decreased 27.0% compared with the year- ago quarter, as Bank Treasury had a strong performance in money markets in the fourth quarter of 2016. Sequentially, income rose 49.0%, as the previous quarter included negative revaluations on derivatives used for hedging purposes.

Operating expenses rose by EUR 29 million year–on–year as the fourth quarter of 2017 included a one-off legal provision versus a release in the year-ago quarter. Sequentially, operating expenses remained flat at EUR 51 million.

Risk costs, predominantly related to the Italian Lease run-off portfolio, were EUR 29 million versus EUR 28 million in the same quarter of last year, which also included EUR 13 million for Corporate Investments. Risk costs for the third quarter of 2017 were EUR 28 million.

ING Press Release 4Q2017 15

16 ING Press Release 4Q2017 CSegonmsoentlidaRteedpoBratilnagn:ceCoSrhepoetrate Line Banking ago . The improvement was mainly due to the positive impact of matured high - cost legacy bonds, partly o ﬀ set by negative hedge ine ﬀ ectiveness . DVA on own - issued debt was EUR - 10 million compared with EUR 9 million in the fourth quarter of 2016 . The negative quarterly result was due to a tightening of ING credit spreads in the fourth quarter of 2017 versus a widening in the same quarter of 2016 . The ‘Other’ result, which comprises items such as overhead costs and unallocated other expenses, improved by EUR 10 million. This was mainly driven by lower shareholder expenses and a higher VAT refund in the Netherlands, partly o ﬀ set by increased expenses for supervision by regulators. derlying result b of 2017 compar - 43 million in the same quarter of 2016. Underlying income decreased from EUR 25 million to EUR - 16 million, primarily due to lower income on capital surplus, negative DVA, and negative revaluation results. This decrease was partly o ﬀ set by matured high - cost legacy bonds and lower costs on net investment hedging. Expenses decreased by EUR 13 million compared with the year - ago quarter, mainly due to lower shareholder expenses and a higher value - added tax (VAT) refund. The underlying result before tax in the third quarter of 2017, which benefited from positive hedge ine ﬀ ectiveness and less negative DVA, was EUR - 52 million. The Capital Management - related result, excluding DVA, was EUR 66 million in the fourth quarter of 2017 compared with EUR 112 million in the same quarter of last year. Income on capital surplus was EUR 22 million compared with EUR 51 million in the fourth quarter of 2016; the decrease was due to lower income on capital investments. Financing charges remained stable. The result of Other Capital Management amounted to EUR 62 million versus EUR 79 million in the same quarter of last year. The main reasons for this decrease were the negative revaluation result on the prepayment swap for externally sold securitised mortgages and a positive revaluation result on the USD call options in the fourth quarter of 2016. These negative e ﬀ ects were largely o ﬀ set by lower costs of net investment hedging and share - based payments. Bank Treasury - related results primarily include the isolated legacy costs (mainly negative interest results) caused by the replacement of short - term funding with long - term funding during 2012 and 2013. The fourth - quarter 2017 result improved to EUR - 86 million from EUR - 112 million one year Segment Reporting: Corporate Line Banking Corporate Line: Consolidated profit or loss account In EUR million 4Q2017 4Q2016 Profit or loss Net interest income 58 37 Net commission income 0 0 Investment income 0 1 Other income - 73 - 12 Total underlying income - 16 25 Expenses excl. regulatory costs 55 68 Regulatory costs 0 0 Operating expenses 55 68 Gross result - 71 - 43 Addition to loan loss provisions 0 0 Underlying result before tax - 71 - 43 of which: Income on capital surplus 22 51 Financing charges - 18 - 18 Other Capital Management 62 79 Capital Management excl. DVA 66 112 Bank Treasury excl. DVA - 86 - 112 D C V o A rporate Line Banking posted an un - 10 efore tax of 9 O E t U he R r ex - 7 cl 1 . D m VA illion in the fourth quarter - 41 ed with EUR - 51

Segment Reporting: Geographical Split ING Press Release 4Q2017 17 Netherlands Belgium Germany Other Challeng e rs Growth Markets W h olesale Banking Rest of World Othe r 1) In EUR million Profit or loss 4Q2017 4 Q2016 4 Q2017 4 Q2016 4Q 2017 4Q 2016 4Q2 017 4Q20 16 4Q20 17 4Q201 6 4Q201 7 4Q2016 4Q 2 017 4Q2016 Net interest income 1,128 1,195 508 533 566 506 394 332 385 341 475 398 58 36 Net commission income 217 188 118 99 79 60 61 58 76 87 123 117 0 0 Investment income - 2 2 1 - 2 11 - 1 2 45 3 - 2 5 - 2 0 - 1 Other income excl. CVA/DVA 120 126 110 184 - 14 5 13 12 49 80 - 11 64 - 60 - 16 Underlying income excl. CVA/DVA 1,463 1,511 738 814 641 571 470 448 513 506 591 577 - 3 20 CVA/DVA 2) - 3 - 16 1 4 0 0 0 0 0 0 - 33 18 - 10 9 Underlying income 1,460 1,495 739 817 641 571 470 448 514 506 559 595 - 13 29 Expenses excl. regulatory costs 723 712 457 403 273 236 307 242 261 252 273 243 59 71 Regulatory costs 86 90 41 34 33 - 18 26 25 38 42 39 36 0 0 Operating expenses 809 802 498 437 306 218 334 267 299 295 312 279 59 71 Gross result 650 693 240 380 335 353 136 180 215 211 247 316 - 72 - 42 Addition to loan loss provisions 13 51 46 33 - 15 - 41 61 24 76 84 9 - 13 0 0 Underlying result before tax 637 642 194 348 350 394 75 156 138 127 238 330 - 72 - 42 Retail Banking 516 502 200 252 251 321 6 84 102 90 0 0 0 0 Wholesale Banking 122 140 - 6 96 99 73 69 71 37 37 238 330 - 1 0 Corporate Line 0 0 0 0 0 0 0 0 0 0 0 0 - 71 - 43 Underlying result before tax 637 642 194 348 350 394 75 156 138 127 238 330 - 72 - 42 Customer lending/deposits (end of period, in EUR billion) 3) Residential mortgages 115.4 121.9 38.9 35.8 70.0 68.8 50.8 48.3 8.9 7.7 0.0 0.0 0.0 0.0 Other lending 74.4 73.3 58.6 57.2 38.4 32.7 29.8 25.9 27.5 26.0 60.7 63.0 0.3 0.8 Customer deposits 167.4 165.2 98.8 94.9 133.7 129.9 90.5 86.4 36.6 32.8 13.0 14.0 - 0.2 - 0.2 Profitability and efficiency 3) Cost/income ratio 55.5% 53.6% 67.5% 53.5% 47.7% 38.1% 71.0% 59.7% 58.2% 58.3% 55.8% 46.8% n.a. 247.4% Return on equity based on 12.0% common equity Tier 1 4) 19.9% 18.9% 5.9% 16.1% 21.7% 25.7% 5.3% 15.2% 7.8% 7.4% 7.4% 13.1% - 96.9% - 60.9% Employees (internal FTEs, end of period) 12,614 12,416 9,655 10,190 5,042 4,833 4,219 4,038 15,786 15,870 4,492 4,191 8 8 Risk 3) Risk costs in bps of average RWA 6 24 36 26 - 15 - 45 80 36 70 76 5 - 8 3 1 Risk - weighted assets (end of period, in EUR billion) 78.3 83.9 50.8 51.3 39.4 37.8 30.8 28.3 42.9 43.2 64.6 65.1 3.0 4.7 1) Region Other consists of Corporate Line and Real Estate run - o ﬀ portfolio. 2) CVA/DVA reported within Wholesale Banking and Corporate Line. 3) Key figures based on underlying figures. 4) Underlying after - tax return divided by average equity based on 12.0% CET1 ratio (annualised). Risk - weighted assets - 4Q2017 Geographical split (in percentages) excluding Other 21% 2 5% 14% 1 7% 10% The Netherlands The Netherlands posted an underlying result before tax of EUR 637 million, down slightly from EUR 642 million in the fourth quarter of 2016. Income fell by EUR 35 million, or 2.3%, mainly due to lower mortgage volumes, lower income from Financial Markets and a loss on the sale of an equity stake, partly o ﬀ set by a higher savings margin and higher commission income. Expenses rose by EUR 7 million, or 0.9%, due to a restructuring provision related to the joint ATM network in the Netherlands and some additions to legal provisions. These were largely o ﬀ set by the benefits from the cost - saving initiatives. Risk costs fell to 6 basis points of average RWA, driven by the improved economic conditions. 13% Underlying result before tax - Netherlands (in EUR million) Netherlands Belgium Germany Other Challengers Growth Markets Wholesale Banking Rest of World 1,000 750 500 250 0 2Q2017 3Q2017 4Q2017 4Q2016 1Q2017 Retail Banking Wholesale Banking Geographical Split: Consolidated profit or loss account 642 140 693 216 760 195 830 145 637 122 685 502 477 565 516

18 ING Press Release 4Q2017 Segment Reporting: Geographical Split Belgium Belgium, including ING Luxembourg, recorded an underlying result before tax of EUR 194 million versus EUR 348 million in the fourth quarter of 2016. Total income fell by EUR 78 million, or 9.5%, due to margin pressure and lower Financial Markets revenues, partly o ﬀ set by higher lending volumes. Expenses rose by EUR 61 million, mainly due to higher external sta ﬀ expenses related to the transformation programmes, increased regulatory costs and a legal provision in Luxembourg. Risk costs increased to EUR 46 million (36 basis points of average RWA) from EUR 33 million one year ago. The increase in risk costs was entirely in Wholesale Banking after a small release in the fourth quarter of 2016. from higher sta ﬀ costs to support business growth and higher costs related to strategic projects. Risk costs increased by EUR 37 million to EUR 61 million, mainly due to a portfolio add - on for mortgages in Spain, whereas the fourth quarter of 2016 included releases in Wholesale Banking in Spain. Underlying result before tax - Other Challengers (in EUR million) 200 150 100 50 0 Underlying result before tax - Belgium (in EUR million) 2Q2017 3 Q2 0 1 7 4Q2017 4Q2016 1Q2017 Retail Banking Wholesale Banking 400 300 200 100 0 - 100 2Q2017 3Q2017 4Q2017 4Q2016 1Q2017 Retail Banking Wholesale Banking Growth Markets Growth Markets consists of ING’s activities in Poland, Romania and Turkey, as well as the Asian bank stakes. The fourth - quarter underlying result before tax of this segment rose by EUR 11 million to EUR 138 million compared with the fourth quarter of 2016. The increase was driven by higher income due to strong commercial results in Poland and Romania as well as lower risk costs. Operating expenses for the segment increased slightly compared with the fourth quarter of 2016. Underlying result before tax - Growth Markets (in EUR million) 300 200 100 0 Germany Germany’s fourth - quarter 2017 underlying result before tax, including ING Austria, fell by EUR 44 million, or 11.2%, from a year ago to EUR 350 million, of which EUR 51 million was caused by higher regulatory costs. Total income rose 12.3%, driven by strong interest and commission income growth in both Retail and Wholesale Banking. Expenses excluding regulatory costs increased 15.7%, mainly due to higher headcount to support business growth, higher costs related to the acquisition of primary customers, and investments in Project Welcome. Risk costs were EUR - 15 million in the quarter, while in the year - ago quarter a net release of EUR - 41 million was recorded. Underlying result before tax - Germany (in EUR million) 500 400 300 200 100 0 2Q2017 3Q2017 4Q2017 4Q2016 1Q2017 Retail Banking Wholesale Banking Other Challengers Other Challengers includes ING’s activities in Australia, France, Italy, Spain & Portugal and the Czech Republic. The fourth - quarter 2017 underlying result before tax of this segment fell to EUR 75 million from EUR 156 million in the fourth quarter of 2016. Income rose by EUR 22 million due to improved commercial results in most countries. This positive impact was o ﬀ set by EUR 67 million of higher expenses stemming 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 Retail Banking Wholesale Banking Wholesale Banking Rest of World Wholesale Banking Rest of World encompasses ING’s activities in the UK, Americas, Asia and other countries in Central and Eastern Europe. This segment recorded an underlying result before tax of EUR 238 million, down from EUR 330 million one year ago. The result in the current quarter included EUR - 33 million of CVA/DVA impacts versus EUR 18 million in the year - ago quarter. Income excluding CVA/DVA impacts was up 2.4%, largely explained by higher General Lending & Transaction Services income driven by business growth. Expenses excluding regulatory costs rose 12.3%, mainly due to higher sta ﬀ costs. Risk costs were low, but they increased to EUR 9 million from EUR - 13 million in the fourth quarter of 2016. Underlying result before tax - WB Rest of World (in EUR million) 400 300 200 100 0 4Q2016 1Q2017 2Q2017 3Q2017 4Q2017 394 289 322 324 73 350 99 321 104 109 104 251 185 214 220 156 151 132 71 44 48 79 75 84 107 84 63 16 69 6 348 335 30 96 304 252 127 2 1 2 2 0 208 200 - 6 73 258 38 220 168 197 37 138 127 37 159 37 131 37 90 102 330 349 339 265 238

Consolidated Balance Sheet

Consolidated balance sheet in EUR million	31 Dec. 17	30 Sep. 17	31 Dec. 16
Assets			
Cash and balances with central banks	21,989	20,667	18,144
Loans and advances to banks	28,811	30,559	28,858
Financial assets at fair value through profit or loss	123,221	141,034	122,093
- trading assets	116,748	133,720	114,504
- non-trading derivatives	2,231	2,299	2,490
- designated as at fair value through profit or loss	4,242	5,015	5,099
Investments	79,073	79,245	91,663
- debt securities available-for-sale	65,747	66,493	78,888
- debt securities held-to-maturity	9,343	8,898	8,751
- equity securities available-for-sale	3,983	3,854	4,024
Loans and advances to customers	574,535	568,508	563,660
- customer lending	573,951	568,339	561,367
- securities at amortised cost	5,099	5,021	7,471
- provision for loan losses	-4,515	-4,852	-5,178
Investments in associates and joint ventures	1,088	1,066	1,141
Property and equipment	1,801	1,885	2,002
Intangible assets	1,469	1,495	1,484
Other assets	14,229	17,242	16,036
Total assets	**846,216**	**861,701**	**845,081**

	31 Dec. 17	30 Sep. 17	31 Dec. 16
Liabilities			
Deposits from banks	36,821	39,023	31,964
Customer deposits	539,799	538,098	522,942
- savings accounts	319,659	321,596	315,697
- credit balances on customer accounts	186,316	181,820	173,230
- corporate deposits	32,602	33,333	32,687
- other	1,222	1,349	1,328
Financial liabilities at fair value through profit or loss	87,142	104,974	98,974
- trading liabilities	73,596	91,450	83,167
- non-trading derivatives	2,331	2,440	3,541
- designated as at fair value through profit or loss	11,215	11,084	12,266
Other liabilities	19,279	21,050	20,345
Debt securities in issue	96,086	91,451	103,234
Subordinated loans	15,968	16,653	17,223
Total liabilities	**795,095**	**811,249**	**794,682**
Equity			
Shareholders' equity	50,406	49,770	49,793
Non-controlling interests	715	682	606
Total equity	**51,121**	**50,452**	**50,399**
Total liabilities and equity	**846,216**	**861,701**	**845,081**

ING's total assets decreased by EUR 15.5 billion in the fourth quarter to EUR 846.2 billion, including EUR 2.3 billion of negative currency impacts. Lower financial assets at fair value were partly off set by higher loans and advances to customers and higher cash and balances with central banks. On the liability side, the main decrease was in financial liabilities at fair value, partly off set by higher debt securities in issue and higher customer deposits. Adjusted for currency impacts and excluding Bank Treasury, net growth in customer core lending was EUR 6.8 billion, whereas net growth in customer deposits was EUR 2.7 billion. ING 's loan-to-deposit ratio remained stable at 1.05 compared with the end of September 2017.

Cash and balances with central banks

Cash and balances with central banks increased by EUR 1.3 billion to EUR 22.0 billion.

Loans and advances to and deposits from banks Loans and advances to banks decreased by EUR 1.7 billion to EUR 28.8 billion. Deposits from banks decreased by EUR 2.2 billion to EUR 36.8 billion.

Financial assets/liabilities at fair value

Financial assets at fair value through profit or loss decreased by EUR 17.8 billion to EUR 123.2 billion, due to lower reverse repos. Financial liabilities at fair value through profit or loss also decreased by EUR 17.8 billion, mirroring the development on the asset side of the balance sheet, with EUR 15.2 billion lower repo activity. Financial assets and liabilities at fair value consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Loans and advances to customers

Loans and advances to customers increased by EUR 6.0 billion to EUR 574.5 billion, mainly due to a EUR 5.6 billion increase in customer lending. Adjusted for EUR 1.8 billion of negative currency impacts, customer lending increased by EUR 7.4 billion. This was mainly due to EUR 6.8 billion of net core lending growth and a EUR 1.2 billion increase in short-term Bank Treasury lending, partly off set by a EUR 0.9 billion decline in the run-off portfolios of WUB and Lease.
In Retail Banking, net core lending assets grew by EUR 3.8 billion, due to increases in both residential mortgages and other customer lending. Wholesale Banking grew its net core lending assets by EUR 3.0 billion, mainly in Industry Lending.

Other assets/liabilities

Other assets decreased by EUR 3.0 billion, mainly due to a lower amount of financial transactions pending settlement. Other liabilities decreased by EUR 1.8 billion, partly mirroring the development in unsettled balances of financial transactions on the asset side.

Customer deposits

Customer deposits increased by EUR 1.7 billion to EUR 539.8 billion. Adjusted for EUR 0.3 billion of negative currency impacts and a EUR 0.6 billion decrease in Bank Treasury deposits, the net production of customer deposits was
EUR 2.7 billion. Retail Banking recorded a net production of EUR 1.2 billion, of which EUR 4.1 billion was in current accounts. Savings/deposits declined by EUR 2.9 billion, primarily in the Netherlands. In Wholesale Banking, customer deposits showed a net growth of EUR 1.5 billion.

ING Press Release 4Q2017

19

Consolidated Balance Sheet

Debt securities in issue

Debt securities in issue increased by EUR 4.6 billion to EUR 96.1 billion. The increase was caused by EUR 5.6 billion of higher CD/CPs. Other debt securities (mainly long-term debt) declined by EUR 1.0 billion, mainly due to maturities (including USD 500 million in Perpetual Debt Securities, which were redeemed in October) that were partly offset by new issuances (among others for TLAC purposes).

Shareholders' equity

Shareholders' equity increased by EUR 0.6 billion to EUR 50.4 billion in the fourth quarter. The net result for the quarter of EUR 1.0 billion was partly offset by decreases in the currency translation reserve and the cashflow hedge reserve.

Shareholders' equity per share increased to EUR 12.97 as per 31 December 2017 from EUR 12.81 as per 30 September 2017.

Annual development consolidated balance sheet

In 2017, ING's balance sheet increased by EUR 1 billion, including EUR 17 billion of negative currency impacts. Loans and advances to customers increased by EUR 11 billion (of which EUR 27 billion was net core lending growth excluding currency impacts, Bank Treasury and the decline in the WUB and Lease run-off portfolios). Cash and balances with central banks increased by EUR 4 billion. These increases were largely offset by a EUR 13 billion decline in investments.

Customer deposits increased by EUR 17 billion (excluding currency impacts and Bank Treasury, net growth in customer deposits was EUR 19 billion). Deposits from banks increased by EUR 5 billion. These increases were largely offset by a EUR 12 billion decline in financial liabilities at fair value and a EUR 7 billion decline in debt securities in issue.

Shareholders' equity increased by EUR 0.6 billion on year-end 2016. The EUR 4.9 billion net result over 2017 was largely offset by EUR 2.6 billion of dividends paid in 2017 (of which EUR 1.6 billion as 2016 closing dividend), negative exchange rate differences of EUR -0.9 billion, and a decrease of the cashflow hedge reserve of EUR -0.5 billion. Shareholders' equity per share increased from EUR 12.84 on 31 December 2016 to EUR 12.97 on 31 December 2017.

Change in shareholders' equity

in EUR million	4Q2017	3Q2017
Shareholders' equity beginning of period	**49,770**	**49,685**
Net result for the period	1,015	1,376
Unrealised revaluations of equity securities	-78	-81
Unrealised revaluations of debt securities	-26	-1
Realised gains/losses equity securities transferred to profit or loss	-11	-3
Realised gains/losses debt securities transferred to profit or loss	0	-6
Change in cashflow hedge reserve	-116	-3
Realised and unrealised other revaluations	36	-5
Defined benefit remeasurement	-16	-24
Exchange rate differences	-176	-265
Changes in treasury shares	-5	0
Employee stock options and share plans	13	30
Dividend	0	-933
Total changes	**636**	**85**
Shareholders' equity end of period	**50,406**	**49,770**

Shareholders' equity

in EUR million	31 Dec. 17	30 Sep. 17
Share premium/capital	17,045	17,044
Revaluation reserve equity securities	2,474	2,562
Revaluation reserve debt securities	973	999
Revaluation reserve cashflow hedge	263	379
Other revaluation reserves	203	193
Defined benefit remeasurement reserve	-400	-384
Currency translation reserve	-1,662	-1,486
Treasury shares	-15	-10
Retained earnings and other reserves	26,620	26,583
Net result year to date	4,905	3,890
Total	**50,406**	**49,770**

20

ING Press Release 4Q2017

Risk & Capital Management

Loan book[1]

in EUR million	Credit outstandings 31 Dec. 2017	Credit outstandings 30 Sep. 2017	Non-performing loans 31 Dec. 2017	Non-performing loans 30 Sep. 2017	NPL% 31 Dec. 2017	NPL% 30 Sep. 2017
Residential mortgages Netherlands	117,778	118,889	1,176	1,239	1.0%	1.0%
Other lending Netherlands	32,919	32,028	1,723	1,831	5.2%	5.7%
of which business lending Netherlands	23,810	24,011	1,501	1,601	6.3%	6.7%
Residential mortgages Belgium	37,508	36,899	972	982	2.6%	2.7%
Other lending Belgium	51,115	48,513	1,305	1,322	2.6%	2.7%
of which business lending Belgium	39,294	37,904	1,037	1,055	2.6%	2.8%
Retail Benelux	**239,320**	**236,329**	**5,176**	**5,374**	**2.2%**	**2.3%**
Residential mortgages Germany	69,264	68,964	429	452	0.6%	0.7%
Other lending Germany	14,364	15,938	210	206	1.5%	1.3%
Residential mortgages Other C&G Markets	60,834	59,765	498	415	0.8%	0.7%
Other lending Other C&G Markets	27,425	26,530	975	957	3.6%	3.6%
Retail Challengers & Growth Markets	**171,887**	**171,197**	**2,112**	**2,030**	**1.2%**	**1.2%**
Industry Lending	132,425	127,232	3,169	3,257	2.4%	2.6%
of which: Structured Finance	101,265	96,285	2,560	2,755	2.5%	2.9%
of which: Real Estate Finance	31,161	30,943	609	502	2.0%	1.6%
General Lending & Transaction Services	88,364	87,770	898	1,125	1.0%	1.3%
FM, Bank Treasury, Real Estate & Other	11,732	12,712	820	864	7.0%	6.8%
of which General Lease run-off	2,521	2,626	756	768	30.0%	29.2%
Wholesale Banking	**232,521**	**227,714**	**4,887**	**5,246**	**2.1%**	**2.3%**
Total loan book	**643,728**	**635,240**	**12,175**	**12,650**	**1.9%**	**2.0%**

[1] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off-balance positions).

ING's non-performing loans (NPL) ratio improved to 1.9% in the fourth quarter of 2017 as a result of lending growth and a decline in NPL amounts. ING Group's fully loaded common equity Tier 1 ratio increased to 14.7% in the fourth quarter.

Credit risk management

ING's non-performing loans ratio improved to 1.9% compared with the previous quarter, driven by a decrease in NPL amounts (especially in General Lending & Transaction Services, Structured Finance and business lending in the Netherlands) and an increase in total credit outstandings.

Within Retail Netherlands, the NPL ratio for residential mortgages remained flat at 1.0% compared with the previous quarter. The NPL ratio for business lending in the Netherlands continued its improving trend, decreasing to 6.3% from 6.7% in the third quarter of 2017, mainly caused by lower NPLs.

For Retail Belgium, the NPL ratio for the residential mortgages portfolio fell to 2.6% from 2.7% in the third quarter, mainly due to an increase in portfolio size. The same applies to the NPL ratio of the business lending portfolio, where the NPL ratio declined to 2.6% from 2.8% in the previous quarter. For Retail Challengers & Growth Markets, the NPL ratio remained flat at 1.2%. In Wholesale Banking, the NPL ratio improved to 2.1% from 2.3% in the previous quarter, mainly due to General Lending & Transaction Services and Structured Finance; here the NPL ratios dropped to 1.0% and 2.5% respectively.

ING's stock of provisions decreased by EUR 0.3 billion to EUR 4.6 billion, as net additions were more than offset by amounts written off. The provisions coverage ratio at the consolidated level decreased to 38.0% from 39.3% in the third quarter. ING's loan portfolio consists predominantly of asset-based and/or well-secured loans, including residential mortgages, Structured Finance and Real Estate Finance.

Stock of provisions[1]

in EUR million	Retail Benelux	Retail Challengers & Growth Markets	Wholesale Banking	Total ING Bank 4Q 2017	Total ING Bank 3Q 2017
Stock of provisions at beginning of period	**1,628**	**1,323**	**2,015**	**4,967**	**5,159**
Changes in composition of the Bank				0	0
Amounts written off	-121	-92	-301	-514	-289
Recoveries of amounts written off	10	1		11	16
Increases in loan loss provisioning	137	137	123	397	349
Releases from loan loss provisioning	-105	-47	-55	-207	-225
Net addition to loan loss provisions	32	90	68	190	124
Exchange or other movements	-16	-4	-6	-26	-43
Stock of provisions at end of period	**1,533**	**1,318**	**1,776**	**4,628**	**4,967**
Coverage ratio 4Q 2017	**29.6%**	**62.4%**	**36.3%**	**38.0%**	
Coverage ratio 3Q 2017	30.3%	65.2%	38.4%	39.3%	

[1] At the end of December 2017, the stock of provisions included provisions for amounts due from banks (EUR 8 million) and provisions for contingent liabilities recorded under Other Provisions (EUR 104 million).

ING Press Release 4Q2017

21

22 ING Press Release 4Q2017 Risk & Capital Management Securities portfolio ING’s overall exposure to debt securities decreased to EUR 80.5 billion in the fourth quarter from EUR 80.7 billion in the previous quarter, mainly due to bond sales and redemptions. The main decreases were in SSA and covered bonds, which were down by EUR 0.4 billion and EUR 0.2 billion respectively, and partly o ﬀ set by an increase in financial institutions (mainly central bank bills). The revaluation reserve of debt securities remained stable at EUR 1.0 billion after tax. Market risk In the fourth quarter, the average Value - at - Risk (VaR) remained stable at EUR 6 million. The minimum of the total overnight VaR for ING's trading portfolio increased to EUR 5 million from EUR 4 million in the previous quarter, while the maximum remained stable at EUR 7 million. 1) Excluding positions at fair value through the profit or loss but including securities classified as Loans & Receivables. 2) Including Central Bank bills. dual component ervations for both 1) The total VaR for the columns Minimum and Maximum cannot be calculated by individual markets as well as for total VaR may occur on di ﬀ erent dates. Other matters As disclosed in the annual report 2016, ING Bank is the subject of criminal investigation by Dutch authorities regarding various requirements related to on - boarding of clients, money laundering and corrupt practices. ING Group has also received related information request from US authorities. ING Group and ING Bank are cooperating with such ongoing investigations and requests. It is currently not feasible to determine how the ongoing investigations and requests may be resolved or the timing of any such resolution, nor to estimate reliably the possibly timing, scope or amounts of any fines, penalties and/or other outcome, which could be significant. We expect to receive more information on the findings of the Dutch authorities in the first half of 2018. Funding and liquidity In the fourth quarter, ING issued EUR 1.3 billion of long - term debt with a remaining tenor of one year or more, of which EUR 1.0 billion of Group TLAC. These issuances were more than o ﬀ set by maturities, early repayments and redemptions which resulted in a net decrease of EUR 1.1 billion in long - term debt securities. ING’s loan - to - deposit ratio, excluding securities recognised at amortised cost, remained unchanged at 1.05 compared with the end of September 2017. The liquidity position comfortably exceeds the minimum requirements. Breakdown government bonds Consolidated VaR trading books in EUR million Min i m u m Max i m u m Av e r a g e Quarter - end Foreign exchange 1 4 2 1 Equities 1 2 2 2 Interest rate 3 5 4 4 Credit spread 3 4 3 4 Diversification - 5 - 6 To ta ta k l in V g a t R he 1) sum of the indivi 5 s since the ob 7 s 6 the 5 in D E e U bt R s b e i c l u li r o i n ties 1) 31 Dec. 17 30 Sep. 17 Government bonds 43.1 43.0 Sub - sovereign, supranationals and agencies (SSA) 18.7 19.1 Covered bonds 9.4 9.6 Financial institutions 2) 2.6 2.2 Corporate bonds 2.3 2.2 ABS 4.4 4.6 Total 80.5 80.7 in EUR billion 31 Dec. 17 30 Sep. 17 The Netherlands 8.1 8.2 United States 6.5 6.3 Poland 5.8 5.6 Belgium 5.5 5.5 Germany 4.5 4.5 Austria 3.2 3.2 Spain 2.3 2.0 France 2.2 2.2 Finland 2.2 2.2 Romania 0.5 0.6 Turkey 0.4 0.5 Other 1.9 2.0 Total 43.1 43.0

Risk & Capital Management ING Press Release 4Q2017 23 2019 rules (fully loaded) 2017 rules (phased in) in EUR million 31 Dec. 2017 30 Sep. 2017 31 Dec. 2017 30 Sep. 2017 Shareholders' equity (parent) 50,406 49,770 50,406 49,770 - Interim profit not included in CET1 capital 1) - 1,670 - 1,626 - 1,670 - 1,626 - Other regulatory adjustments - 3,186 - 3,142 - 3,154 - 3,082 Regulatory adjustments - 4,856 - 4,769 - 4,825 - 4,709 Available common equity Tier 1 capital 45,550 45,002 45,581 45,062 Additional Tier 1 securities 2) 5,137 5,198 5,137 5,198 Regulatory adjustments additional Tier 1 42 11 - 393 - 428 Available Tier 1 capital 50,729 50,212 50,326 49,832 Supplementary capital - Tier 2 bonds 3) 11,086 11,152 11,086 11,152 Regulatory adjustments Tier 2 - 2,517 115 - 4,001 19 Available BIS capital 4) 59,298 61,478 57,410 61,002 Risk - weighted assets 309,887 311,036 309,887 311,036 Common equity Tier 1 ratio 14. 7% 14. 5% 14. 7% 14. 5 % Tier 1 ratio 16. 4% 16. 1% 16. 2% 16. 0 % Total capital ratio 19. 1% 19. 8% 18. 5% 19. 6% Leverage Ratio 4. 7% 4. 5% 4. 7% 4. 4% 1) The interim profit not included in CET1 capital as per 31 December 2017 (EUR 1,670 million) includes EUR 44 million for 4Q2017 (YTD 4Q2017: EUR 2,603 million) minus a ING Group interim dividend payment of EUR 933 million, which was paid out in 3Q2017. 2) Including EUR 2,691 million which is CRR/CRD IV - compliant (3Q2017: EUR 2,731 million) and EUR 2,446 million to be replaced as capital recognition is subject to CRR/ CRD IV grandfathering rules (3Q2017: EUR 2,467 million). 3) Including EUR 8,995 million which is CRR/CRD IV - compliant (3Q2017: EUR 9,053 million), and EUR 2,091 million to be replaced (by Group instruments) as capital recognition is subject to CRR/CRD IV grandfathering rules (3Q2017: EUR 2,098 million). 4) Regulatory adjustments include the interpretation of the EBA Q&A published on 3 November 2017. Capital ratios ING Group’s fully loaded common equity Tier 1 ratio increased to 14.7% in the fourth quarter of 2017, which is an increase of 0.2 percentage point compared to the end of September 2017. Common equity Tier 1 capital increased by EUR 0.5 billion to EUR 45.5 billion, driven by the net result of EUR 1.0 billion, partly o ﬀ set by the final dividend reservation. In addition, FX e ﬀ ects had a negative impact of EUR 0.2 billion, primarily reflecting the depreciation of the US dollar, and the equity revaluation reserve decreased slightly by EUR 0.1 billion. The increase in the common equity Tier 1 capital ratio was further driven by EUR 1.1 billion lower risk - weighted assets (RWA). ING Group’s fully loaded Tier 1 ratio (including grandfathered securities) rose to 16.4% on 31 December 2017 compared with 16.1% in the previous quarter. The increase reflects changes in the fully loaded common equity Tier 1 ratio. The fully loaded total capital ratio (including grandfathered securities) decreased to 19 . 1 % compared with 19 . 8 % in the previous quarter . This decrease was primarily driven by a change in interpretation of the Capital Requirements Regulation (CRR), triggered by a newly published Q&A of the European Banking Authority (EBA). The Q&A was published on 3 November 2017 and relates to externally placed own funds from a subsidiary in conjunction with the availability to absorb losses at the consolidated level. This recalibration will largely disappear over time as we will issue capital instruments solely from the Group in the future. ING Group’s phased - in common equity Tier 1 ratio rose from 14.5% at the end of September 2017 to 14.7% at the end of December 2017. The phased - in Tier 1 ratio increased to 16.2%, while the phased - in total capital ratio decreased to 18.5%. The developments in the phased - in capital ratios largely mirror trends in the fully loaded capital ratios. The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash - pooling activities. The leverage ratio on 31 December 2017 was 4.7%, an increase of 0.2 percentage point, which reflects the increase in Tier 1 capital and a seasonal decrease of the total exposure measure during the fourth quarter of 2017. Risk - weighted assets (RWA) At the end of December 2017, ING Group’s total RWA were EUR 309.9 billion, down EUR 1.1 billion compared with the last quarter. The decrease includes EUR - 1.2 billion stemming from currency impacts mainly caused by the depreciation of the US dollar versus the euro. At comparable FX rates, credit RWA increased by EUR 2.3 billion as volume growth was only partly compensated by positive risk migration, reflecting better economic conditions as well as model updates. Market RWA decreased by EUR 0.4 billion to EUR 4.7 billion. Operational RWA decreased by EUR 1.9 billion to EUR 40.1 billion, reflecting regular external database updates. ING Group: Capital position in IN EU G R G b r i o ll u io p n : Composition of RWA 31 Dec. 2017 30 Sep. 2017 Credit RWA 265.1 263.9 Operational RWA 40.1 42.0 Market RWA 4.7 5.1 Total RWA 309.9 311.0

Risk & Capital Management

Basel 'IV'

An agreement was reached on Basel 'IV' in December 2017.

While some elements still require even more clarity, we believe the fully loaded Basel 'IV' impact may lie in the range of 15–18% of risk-weighted assets (RWA) by 2027. This does not take into account possible management actions. TRIM (targeted review of internal models) may result in earlier impact on RWA via Pillar II.

The implied impact on capital ratios does not take into account any potential changes to the systemic risk buffer or Pillar 2 requirements. Note this also assumes current portfolio to be the same in 2027, as well as RWA based on the current economic environment.

With a long implementation phase and the transposition into EU regulation still pending, some question marks remain on how this will shape up. We will meet the final requirements and as before we will continue executing our strategy for our clients and delivering growth at good returns.

Dividend

ING aims to pay a progressive dividend which will reflect considerations including expected future capital requirements, growth opportunities available to the Group, net earnings, and regulatory developments. The Executive Board proposes to pay a total cash dividend of EUR 2.6 billion, or EUR 0.67 per ordinary share, over the financial year 2017. This is subject to shareholder approval at the Annual General Meeting in April 2018.

Taking into account the interim dividend of EUR 0.24 per ordinary share paid in August 2017, the final dividend will amount to EUR 0.43 per ordinary share and will be paid in cash. The total amount of EUR 1,670 million is completely covered by the balance of 'interim profits not included in CET1 capital' at year-end 2017.

In December 2017, ING was notified of the European Central Bank's (ECB) decision on the 2017 Supervisory Review and Evaluation Process (SREP), which will set the capital requirements for 2018. The common equity Tier 1 requirement for ING Group will be 10.4% in 2018. ING is committed to maintaining a CET1 ratio above the prevailing fully loaded requirement, currently estimated to be 11.8% by 2019, plus a comfortable management buffer (to include Pillar 2 Guidance), and a Group leverage ratio above 4%.

Ratings

During the fourth quarter of 2017, the ratings and outlooks from S&P, Moody's and Fitch remained unchanged.

Main credit ratings of ING on 31 January 2018

	Standard & Poor's		Moody's		Fitch Rating	
	Rating	Outlook	Rating	Outlook	Outlook	
ING Groep N.V.	A-	Stable	Baa1	Stable	A+	Stable
ING Bank N.V.	A+	Stable	Aa3	Stable	A+	Stable

24 ING Press Release 4Q2017

Economic Environment ING Press Release 4Q2017 25 Source: ING Economics Department Credit markets In both the US and Europe, credit spreads continued to tighten in the fourth quarter. The continued search for yield is resulting in very low credit spreads, further boosted by a strong economic outlook and low market volatility. Basis points 140 120 100 80 60 40 Consumer confidence Eurozone consumer confidence continues to reach new highs as the economy keeps up its strong momentum. With employment growth maintaining its strong pace and inflation below target, consumers remain exceptionally confident. Index 5 0 - 5 - 10 - 15 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 1 J an. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US) C - ,m"#,!# ',"'!a2 - 0 Economic activity The eurozone PMI has gone from strength to strength as the economy continues to surprise on the upside. We expect 2017 growth to come in at 2.4%, much stronger than initially expected. US growth has been improving after a weak first quarter of 2017. However, GDP growth in the fourth quarter of 2017 might be slightly weaker than the 3% annualised growth rate recorded in the previous quarter. Index 60 55 50 45 1 J an. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 Stock markets With economic growth higher than expected and the tax reform in the US, the S&P 500 continued to break new records over the fourth quarter. The Euro Area FTSE 300 Index ended the fourth quarter of 2017 slightly below the closing level of the prior quarter, despite economic growth outperforming expectations and a continued accommodative stance from the ECB for 2018. Index 2,600 2,200 1,800 1,400 1,000 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 Eurozone composite PMI US composite PMI FTSE E300 S&P 500 Interest rates The US yield curve has significantly flattened as a higher Fed funds rate has been driving up the 3 - month Libor. Furthermore, the tax reform in the US is expected to boost growth in the short - run. The ECB has continued its bond - buying programme (QE) at a slower pace and maintained the forward guidance for now, which indicates that rates will not be increased until well after the end of QE. The 3 - month Euribor remains negative. Currency markets Despite expectations of more rate hikes in the US and no expected change in the ECB rates for 2018, the euro's strength prevailed in the fourth quarter. USD per 1 EUR Percentages 3 2 1.20 1.15 1.10 1.05 1.00 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 EUR/USD 1 0 - 1 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 2016 2016 2016 2016 2017 2017 2017 2017 2018 Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In EUR million	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016
Net interest income	3,512	3,341			-	-	3,512	3,341
Net commission income	671	611			-3	-	674	611
Investment income	20	39			-	-	20	39
Other income	178	627			16	158	162	470
Total income	**4,382**	**4,619**	**-**	**-**	**14**	**158**	**4,368**	**4,461**
Expenses excl. regulatory costs	2,354	3,300		1,141	-		2,354	2,159
Regulatory costs	264	209		-	-		264	209
Operating expenses	**2,618**	**3,509**	**-**	**1,141**	**-**	**-**	**2,618**	**2,369**
Gross result	**1,764**	**1,110**	**-**	**-1,141**	**14**	**158**	**1,751**	**2,093**
Addition to loan loss provisions	190	138			0	-	190	138
Result before tax	**1,574**	**972**	**-**	**-1,141**	**14**	**158**	**1,560**	**1,955**
Taxation	542	203		-354	-1		543	557
Non-controlling interests	17	17			-		17	17
Net result from continuing operations	**1,015**	**752**	**-**	**-787**	**15**	**158**	**1,001**	**1,381**
Net result from discontinued operations	-	-2						
Net result ING Group	**1,015**	**750**						

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In EUR million	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016
Net interest income	3,512	3,341	2,423	2,346	1,031	959	58	37
Net commission income	674	611	395	376	279	235	-0	-0
Investment income	20	39	16	30	5	8	-0	1
Other income	162	470	144	213	91	269	-73	-12
Total underlying income	**4,368**	**4,461**	**2,978**	**2,965**	**1,406**	**1,471**	**-16**	**25**
Expenses excl. regulatory costs	2,354	2,159	1,629	1,499	670	592	55	68
Regulatory costs	264	209	152	110	112	99	0	0
Operating expenses	**2,618**	**2,369**	**1,781**	**1,609**	**781**	**691**	**55**	**68**
Gross result	**1,751**	**2,093**	**1,197**	**1,356**	**625**	**779**	**-71**	**-43**
Addition to loan loss provisions	190	138	122	107	68	31	0	0
Underlying result before tax	**1,560**	**1,955**	**1,075**	**1,249**	**557**	**748**	**-71**	**-43**
Taxation	543	557	313	319	202	193	28	45
Non-controlling interests	17	17	13	15	4	2	-	-
Underlying net result	**1,001**	**1,381**	**749**	**916**	**351**	**553**	**-99**	**-87**
Special items after tax	-	-787	-	-610	-	-149	-	-27
Net result Banking	**1,001**	**595**	**749**	**306**	**351**	**404**	**-99**	**-115**
Net result Insurance Other	15	158						
Net result from continuing operations	**1,015**	**752**						
Net result from discontinued operations	-	-2						
Net result ING Group	**1,015**	**750**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In EUR million	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016
Cost/income ratio (continuing operations)	59.7%	76.0%						
Underlying cost/income ratio	59.9%	53.1%	59.8%	54.3%	55.6%	47.0%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	8.4%	6.0%						
ING Group's underlying return on IFRS-EU equity[1]	8.3%	11.1%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from 1Q2017.

26 ING Press Release 4Q2017

Appendix

Consolidated profit or loss account: ING Group

ING Group: Consolidated profit or loss account

	Total ING Group		of which: Divestments/Special Items		of which: Insurance Other		of which: Underlying Banking	
In EUR million	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016
Net interest income	13,714	13,241			-	-	13,714	13,241
Net commission income	2,710	2,433			-4	-	2,714	2,433
Investment income	194	422			-	-	194	422
Other income	1,156	1,396	121		-49	33	1,083	1,363
Total income	**17,773**	**17,491**	**121**	**-**	**-53**	**33**	**17,704**	**17,458**
Expenses excl. regulatory costs	8,928	9,769		1,157	-		8,928	8,612
Regulatory costs	901	845		-	-		901	845
Operating expenses	**9,829**	**10,614**	**-**	**1,157**	**-**	**-**	**9,829**	**9,456**
Gross result	**7,944**	**6,877**	**121**	**-1,157**	**-53**	**33**	**7,875**	**8,002**
Addition to loan loss provisions	676	974			-		676	974
Result before tax	**7,268**	**5,903**	**121**	**-1,157**	**-53**	**33**	**7,199**	**7,028**
Taxation	2,280	1,619	121	-358	-1		2,160	1,977
Non-controlling interests	82	75			-		82	75
Net result from continuing operations	**4,905**	**4,210**	**0**	**-799**	**-52**	**33**	**4,957**	**4,976**
Net result from discontinued operations	-	441						
Net result ING Group	**4,905**	**4,651**						

ING Group: Underlying profit or loss account

	Total ING Group		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In EUR million	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016
Net interest income	13,714	13,241	9,593	9,385	3,895	3,750	226	106
Net commission income	2,714	2,433	1,609	1,433	1,108	1,003	-3	-3
Investment income	194	422	169	340	36	53	-12	29
Other income	1,083	1,363	489	633	883	802	-289	-72
Total underlying income	**17,704**	**17,458**	**11,860**	**11,791**	**5,922**	**5,608**	**-78**	**59**
Expenses excl. regulatory costs	8,928	8,612	6,070	5,963	2,569	2,371	288	277
Regulatory costs	901	845	676	643	222	201	2	1
Operating expenses	**9,829**	**9,456**	**6,747**	**6,606**	**2,792**	**2,572**	**290**	**278**
Gross result	**7,875**	**8,002**	**5,113**	**5,185**	**3,130**	**3,036**	**-368**	**-219**
Addition to loan loss provisions	676	974	391	606	284	368	1	0
Underlying result before tax	**7,199**	**7,028**	**4,722**	**4,579**	**2,846**	**2,668**	**-369**	**-219**
Taxation	2,160	1,977	1,291	1,222	881	753	-13	2
Non-controlling interests	82	75	68	63	15	11	-	-
Underlying net result	**4,957**	**4,976**	**3,363**	**3,294**	**1,950**	**1,903**	**-356**	**-221**
Special items after tax	-	-799	-	-623	-	-149	0	-27
Net result Banking	**4,957**	**4,177**	**3,363**	**2,671**	**1,950**	**1,754**	**-356**	**-248**
Net result Insurance Other	-52	33						
Net result from continuing operations	**4,905**	**4,210**						
Net result from discontinued operations	-	441						
Net result ING Group	**4,905**	**4,651**						

ING Group: Profitability and efficiency

	ING Group		Retail Banking		Wholesale Banking		Corporate Line Banking	
In EUR million	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016
Cost/income ratio (continuing operations)	55.3%	60.7%						
Underlying cost/income ratio	55.5%	54.2%	56.9%	56.0%	47.1%	45.9%	n.a.	n.a.
ING Group's total return on IFRS-EU equity[1]	10.1%	9.5%						
ING Group's underlying return on IFRS-EU equity[1]	10.2%	10.1%						

[1] Annualised (underlying) net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital as from 1Q2017.

ING Press Release 4Q2017

27

28

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other	
In EUR million	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016	4Q2017	4Q2016
Net interest income	3,512	3,341	1,128	1,195	508	533	566	506	394	332	385	341	475	398	58	36
Net commission income	674	611	217	188	118	99	79	60	61	58	76	87	123	117	-0	0
Investment income	20	39	-2	2	1	-2	11	-1	2	45	3	-2	5	-2	-0	-1
Other income	162	470	117	110	111	187	-14	5	13	12	50	80	-44	82	-70	-7
Total underlying income	**4,368**	**4,461**	**1,460**	**1,495**	**739**	**817**	**641**	**571**	**470**	**448**	**514**	**506**	**559**	**595**	**-13**	**29**
Expenses excl. regulatory costs	2,354	2,159	723	712	457	403	273	236	307	242	261	252	273	243	59	71
Regulatory costs	264	209	86	90	41	34	33	-18	26	25	38	42	39	36	0	0
Operating expenses	**2,618**	**2,369**	**809**	**802**	**498**	**437**	**306**	**218**	**334**	**267**	**299**	**295**	**312**	**279**	**59**	**71**
Gross result	**1,751**	**2,093**	**650**	**693**	**240**	**380**	**335**	**353**	**136**	**180**	**215**	**211**	**247**	**316**	**-72**	**-42**
Addition to loan loss provisions	190	138	13	51	46	33	-15	-41	61	24	76	84	9	-13	0	0
Underlying result before tax Banking	**1,560**	**1,955**	**637**	**642**	**194**	**348**	**350**	**394**	**75**	**156**	**138**	**127**	**238**	**330**	**-72**	**-42**
Retail Banking	1,075	1,249	516	502	200	252	251	321	6	84	102	90	-	-	-	-
Wholesale Banking	557	748	122	140	-6	96	99	73	69	71	37	37	238	330	-1	0
Corporate Line	-71	-43	-	-	-	-	-	-	-	-	-	-	-	-	-71	-43
Underlying result before tax	**1,560**	**1,955**	**637**	**642**	**194**	**348**	**350**	**394**	**75**	**156**	**138**	**127**	**238**	**330**	**-72**	**-42**
Taxation	543	557	164	161	103	101	98	110	27	30	36	29	95	77	18	48
Non-controlling interests	17	17	-	-	-5	2	1	1	-	-	21	14	-	-	-	-
Underlying net result Banking	**1,001**	**1,381**	**473**	**481**	**96**	**245**	**251**	**283**	**48**	**126**	**81**	**83**	**143**	**253**	**-91**	**-90**
Special items after tax	-	-787	-	-255	-	-491	-	-	-	-13	-	-	-	-	-	-27
Net result Banking	**1,001**	**595**	**473**	**225**	**96**	**-246**	**251**	**283**	**48**	**113**	**81**	**83**	**143**	**253**	**-91**	**-117**
Net result Insurance Other	15	158														
Net result from continuing operations	**1,015**	**752**														
Net result from discontinued operations	-	-2														
Net result ING Group	**1,015**	**750**														

ING Press Release 4Q2017

ING Press Release 4Q2017

Appendix

Consolidated profit or loss account: Geographical split

Geographical split: Consolidated profit or loss account

In EUR million	Total ING Group		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other	
	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016	FY2017	FY2016
Net interest income	13,714	13,241	4,537	4,699	2,099	2,183	2,172	2,025	1,527	1,373	1,515	1,274	1,636	1,579	227	107
Net commission income	2,714	2,433	871	779	519	482	269	241	232	171	316	309	509	452	-3	-2
Investment income	194	422	42	79	33	48	25	48	6	65	106	170	-5	-13	-12	24
Other income	1,083	1,363	402	288	447	511	-41	27	16	68	190	290	249	215	-181	-36
Total underlying income	**17,704**	**17,458**	**5,853**	**5,845**	**3,098**	**3,225**	**2,424**	**2,340**	**1,781**	**1,677**	**2,127**	**2,043**	**2,390**	**2,233**	**31**	**94**
Expenses excl. regulatory costs	8,928	8,612	2,699	3,076	1,810	1,544	1,034	896	1,062	874	984	972	1,040	959	298	290
Regulatory costs	901	845	231	225	253	252	120	91	80	77	141	131	73	70	2	1
Operating expenses	**9,829**	**9,456**	**2,930**	**3,301**	**2,063**	**1,796**	**1,154**	**987**	**1,142**	**951**	**1,126**	**1,103**	**1,113**	**1,029**	**301**	**290**
Gross result	**7,875**	**8,002**	**2,923**	**2,545**	**1,036**	**1,429**	**1,270**	**1,354**	**638**	**726**	**1,001**	**940**	**1,276**	**1,204**	**-269**	**-197**
Addition to loan loss provisions	676	974	3	310	160	215	-15	-13	201	120	241	240	85	103	1	0
Underlying result before tax Banking	**7,199**	**7,028**	**2,920**	**2,235**	**876**	**1,215**	**1,285**	**1,367**	**437**	**607**	**760**	**700**	**1,192**	**1,101**	**-270**	**-197**
Retail Banking	4,722	4,579	2,243	1,705	785	961	869	1,055	213	325	612	533	-	-	-	-
Wholesale Banking	2,846	2,668	677	530	90	254	416	312	224	281	148	168	1,192	1,101	98	22
Corporate Line	-369	-219	-	-	-	-	-	-	-	-	-	-	-	-	-369	-219
Underlying result before tax	**7,199**	**7,028**	**2,920**	**2,235**	**876**	**1,215**	**1,285**	**1,367**	**437**	**607**	**760**	**700**	**1,192**	**1,101**	**-270**	**-197**
Taxation	2,160	1,977	708	555	369	353	407	426	145	173	151	125	379	335	-1	10
Non-controlling interests	82	75	-	-	-2	1	2	2	-	-	82	71	-	-	-	-
Underlying net result Banking	**4,957**	**4,976**	**2,212**	**1,680**	**508**	**860**	**875**	**939**	**292**	**433**	**527**	**504**	**813**	**766**	**-269**	**-207**
Special items after tax	0	-799	-	-268	-	-491	-	-	-	-13	-	-	-	-	0	-27
Net result Banking	**4,957**	**4,177**	**2,212**	**1,412**	**508**	**369**	**875**	**939**	**292**	**420**	**527**	**504**	**813**	**766**	**-269**	**-234**
Net result Insurance Other	-52	33														
Net result from continuing operations	**4,905**	**4,210**														
Net result from discontinued operations	-	441														
Net result ING Group	**4,905**	**4,651**														

29

ING profile ING is a global financial institution with a strong European base, o ﬀ ering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 51,000 employees o ﬀ er retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group. Further information All publications related to ING’s 4Q17 results can be found at www.ing.com/4q17, including a video with Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B - roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare. Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014. Projects may be subject to regulatory approvals. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. The Financial statements for 2017 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small di ﬀ erences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to di ﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may di ﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break - up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes a ﬀ ecting interest rate levels, (6) changes a ﬀ ecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could a ﬀ ect the future availability to us of net operating loss, net capital and built - in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING’s ability to achieve its strategy, including projected operational synergies and cost - saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an o ﬀ er to sell, or a solicitation of an o ﬀ er to purchase, any securities in the United States or any other jurisdiction. 30 ING Press Release 4Q2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 9 May, 2018